Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

ENVIVIO, INC.,

a Delaware corporation;

ERICSSON INC.,

a Delaware corporation; and

CINDY ACQUISITION CORP.,

a Delaware corporation

Dated as of September 10, 2015

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3.25	Non-Contravention; Consents	40
3.26	Fairness Opinion	41
3.27	Financial Advisor	41
3.28	Disclosure	41
3.29	Rule 14d-10 Matters	42
3.30	Government Contracts	42
3.31	Export Controls	42

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		43

4.1	Due Organization	43
4.2	Purchaser	43
4.3	Authority; Binding Nature of Agreement	43
4.4	Non-Contravention; Consents	43
4.5	Disclosure	44
4.6	Funds	45
4.7	Ownership of Company Common Stock	45
4.8	Litigation	45

ARTICLE 5 CERTAIN COVENANTS OF THE COMPANY		45

5.1	Access and Investigation	45
5.2	Operation of the Company’s Business	46
5.3	No Solicitation	50
5.4	Company Recommendation	53

ARTICLE 6 ADDITIONAL COVENANTS OF THE PARTIES		55

6.1	Filings and Approvals	55
6.2	Employee Benefits	58
6.3	Indemnification of Officers and Directors	59
6.4	Stockholder Litigation	61
6.5	Disclosure	61
6.6	Takeover Laws; Advice of Changes	61
6.7	Section 16 Matters	62
6.8	Stock Exchange Delisting; Deregistration	62
6.9	Transfer Taxes	62
6.10	Rule 14d-10 Matters	62
6.11	Termination of Agreement	62

ARTICLE 7 CONDITIONS PRECEDENT TO THE MERGER		63

7.1	No Restraints	63
7.2	Consummation of Offer	63

ARTICLE 8 TERMINATION		63

8.1	Termination	63
8.2	Effect of Termination	65
8.3	Expenses; Termination Fee	65

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ARTICLE 9 MISCELLANEOUS PROVISIONS		67

9.1	Amendment	67
9.2	Waiver	67
9.3	No Survival of Representations and Warranties	67
9.4	Entire Agreement; No Reliance; Counterparts	67
9.5	Applicable Law; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial	68
9.6	Assignability	69
9.7	Third Party Beneficiaries	69
9.8	Notices	70
9.9	Cooperation	70
9.10	Severability	71
9.11	Obligation of Parent	71
9.12	Construction	71

Exhibit A	Certain Definitions

Annex I	Conditions of the Offer

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of September 10, 2015, by and among: ERICSSON INC., a Delaware corporation (“Parent”); CINDY ACQUISITION CORP., a Delaware corporation and a Subsidiary of Parent (“Purchaser”); and ENVIVIO, INC., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Upon the terms and subject to the conditions of this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”) for $4.10 per share of Company Common Stock (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under this Agreement, being the “Offer Price”), net to the seller in cash, without interest and less any applicable Tax withholdings.

B. Following the consummation of the Offer, upon the terms and conditions set forth herein and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company (the “Merger”) with the Company as the surviving corporation (the “Surviving Corporation”), whereby each Share (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable Tax withholdings, upon the terms and subject to the conditions of this Agreement.

C. The Board of Directors of the Company has unanimously determined that this Agreement and the other transactions contemplated herein are advisable and in the best interests of the Company and its stockholders, has unanimously approved this Agreement, the Offer and the Merger and the other transactions contemplated herein in accordance with the DGCL, has unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and has unanimously approved the Support Agreements for purposes of and in accordance with Section 203 of the DGCL.

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent and Purchaser have entered into agreements with certain stockholders of the Company, pursuant to which, among other things, such stockholders have irrevocably agreed to tender the Shares beneficially owned by such Persons in the Offer (each, a “Support Agreement” and, collectively, the “Support Agreements”).

E. The Board of Directors of Parent has, on the terms and subject to the conditions set forth herein, approved this Agreement, the Offer, the Merger and the other transactions contemplated herein.

F. The Board of Directors of Purchaser has determined that, on the terms and subject to the conditions set forth herein, this Agreement, the Offer, the Merger and the other transactions contemplated herein are advisable and in the best interests of Purchaser and its stockholders, and has approved this Agreement, the Offer, the Merger and the other transactions contemplated herein.

G. The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer upon the terms and subject to the conditions set forth in this Agreement.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

THE OFFER

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article 8 and that the Company has complied with its obligations under Section 1.2, as promptly as practicable after the date of this Agreement but in no event more than twelve (12) business days after the date of this Agreement (or such later date as the parties may agree), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted under this Agreement) by Purchaser of the conditions set forth in Annex I (collectively, the “Offer Conditions”) as of the Expiration Date in accordance with Section 1.1(c), Purchaser shall promptly on or after the Expiration Date accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer. Parent shall provide or cause to be provided to Purchaser, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective as promptly as practicable after the Offer Acceptance Time.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price other than in accordance with Section 1.1(f), (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or supplement any of the terms of the offer or the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) amend, modify or waive the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement. The Offer may not be terminated prior to the Expiration Date, unless this Agreement is terminated in accordance with Article 8.

(d) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

(e) Subject to the parties’ respective rights to terminate the Agreement pursuant to Article 8, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time as follows: (i) if on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted hereunder, then Purchaser shall extend the Offer for one (1) or more occasions in consecutive increments of at least two (2) business days but no more than ten (10) business days each as determined by Parent in its sole discretion (or such longer period as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition, other than the Minimum Condition); provided, however, that Purchaser shall not be required to extend the Offer and the Expiration Date to a date later than the End Date; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or the NASDAQ Stock Market (“NASDAQ”) or its staff; provided, however, that Purchaser shall not be required to extend the Offer and the Expiration Date to a date later than the End Date.

(f) The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g) In the event that this Agreement is terminated pursuant to the terms hereof, Purchaser shall (and Parent shall cause Purchaser to) as promptly as practicable irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof. Neither Purchaser nor Parent shall provide for any “subsequent offering period.”

(h) As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company shall promptly furnish to Parent in writing all information concerning the Company required by applicable federal securities Laws for inclusion in the Schedule TO, together with all documents included therein pursuant to which the Offer will be made (collectively and with any supplements or amendments thereto, the “Offer Documents”). Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Law. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company shall promptly furnish or otherwise make available to Parent, Purchaser or Parent’s legal counsel any information concerning the Acquired Entities that is required in connection with any action contemplated by this Section 1.1(h). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments (including a summary of any oral comments) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(i) For purposes of this Agreement, and the Offer, unless otherwise mutually agreed to by the Company and Purchaser, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Purchaser or to an agent of Purchaser.

(j) Notwithstanding anything to the contrary herein, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration otherwise payable pursuant to the Offer such amounts as it is required by any Law to deduct and withhold with respect to Taxes and shall promptly remit such amounts to the appropriate Governmental Body in accordance with applicable Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.2 Company Actions.

(a) The Company hereby approves of and consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Offer, the Merger and the other transactions contemplated herein are in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated herein in accordance with the requirements of the DGCL and (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (such recommendation set forth in this clause (iii) the “Company Board Recommendation”). Subject to Section 5.4, the Company hereby consents to the inclusion of a description of the Company Board Recommendation (including the reasons therefor) in the Offer Documents.

(b) As promptly as practicable on the day that the Offer is commenced, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable Law, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.4, shall contain the Company Board Recommendation. Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent and Purchaser required by applicable federal securities Laws for inclusion in the Schedule 14D-9. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Law. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL in connection with a merger effected pursuant to Section 251(h) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company agrees to respond promptly to any comments of the SEC or its staff and each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments (including a summary of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c) In connection with the Offer, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories as of the most recent practicable date and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Subject to the requirements of applicable Law and provided that the Company shall not have made an Adverse Change Recommendation, the Company shall use its commercially reasonable efforts to make solicitations and recommendations to the record holders and beneficial owners of Shares for purposes of causing the Minimum Condition to be satisfied, including, upon Parent’s reasonable written request, together with Parent and Purchaser, jointly preparing a presentation to RiskMetrics Group and/or such other proxy advisory firms as designated by Parent to recommend this Agreement and the transactions contemplated hereby. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company or destroy all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article 2.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10025, at 9:00 a.m. local time as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable Law, the waiver of the conditions set forth in Article 7 by the parties entitled thereto, but in any event no later than the first (1st) business day after the satisfaction or such waiver of the last to be satisfied or waived of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and the Purchaser, all as provided in the DGCL.

2.4 Merger Without Meeting of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) (but in any event within one (1) business day) of the date on which the Offer Acceptance Time occurs, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

2.5 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise agreed to by the Company and Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, except that (1) such provisions of the Purchaser’s certificate of incorporation relating to its incorporator and date of incorporation shall be revised appropriately to reflect such facts in the Company’s case and (2) the name of the Surviving Corporation shall be such name as determined by Parent;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser shall be replaced with references to such name as determined by Parent; and

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified or until the earlier of resignation or removal of such director or officer, (i) the Company shall take all necessary action to cause the members of the Board of Directors of the Company immediately prior to the Effective Time to resign and the directors of Purchaser immediately prior to the Effective Time to be appointed the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

2.6 Conversion of Shares.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Purchaser or the holder of any capital stock of Parent, Purchaser or the Company:

(i) Each Share issued and outstanding immediately prior to the Effective Time other than (A) Shares that are cancelled pursuant to clause (iv) or (v) below and (B) Shares that are owned by stockholders (“Dissenting Stockholders”) who have properly demanded in compliance in all respects with Section 262 of the DGCL and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (shares described in the foregoing clauses (A) and/or (B), collectively, “Excluded Shares”), shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) without interest and less any applicable Tax withholdings. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and each non-certificated Share represented by book entry (a “Book Entry Share”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest and less any applicable Tax withholdings, and each Certificate formerly representing Shares or Book Entry Shares owned by Dissenting Stockholders shall thereafter only represent such rights as are provided by Section 262 of the DGCL to a holder thereof.

(ii) Each Dissenting Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder of such Dissenting Share may have under Section 2.8.

(iii) At the Effective Time, each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

(iv) Any Shares then held by the Company in the Company’s treasury shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(v) Any Shares then held by Purchaser that were accepted for payment by Purchaser in the Offer shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Without duplication of any adjustment made pursuant to Section 1.1(e), the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.6(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement. For the avoidance of doubt, the Merger Consideration, as adjusted pursuant to this Section 2.6(b), shall equal the Offer Price, as adjusted pursuant to Section 1.1(f).

2.7 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to this Agreement. On or prior to the Offer Acceptance Time, Parent shall, or shall take all steps necessary to enable and cause Purchaser to, deposit with the Paying Agent all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer and the aggregate Merger Consideration to be paid in respect of the Shares, as applicable (the “Payment Fund”). The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, that (i) no such investment or losses thereon shall relieve Parent from making the payments required by Article 1 or this Article 2 or affect the amount of aggregate Offer Price and Merger Consideration payable in respect of the Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by, and backed by the full faith and credit of, the United States of America. Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund, and any amounts in excess of the amounts payable in connection with the Offer or under Section 2.6(a) shall be promptly returned to either Parent or the Surviving Corporation. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares and the payment of the Merger Consideration in respect of the Shares.

(b) Promptly after the Effective Time (but in any event within three (3) Business Days of the Effective Time), Parent and the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.6 (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the

Certificates or non-certificated Shares represented by Book Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates or Book Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book Entry Shares, and such Certificates and Book Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book Entry Shares shall only be made to the Person in whose name such Book Entry Shares are registered.

(c) At any time following the one hundred eightieth (180th) day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Law) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Law.

(d) No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book Entry Shares.

(e) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Law. If, after the Effective Time, any Certificate or Book Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Section 2.7. No Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book Entry Share until the surrender of such Certificate or Book Entry Share in accordance with this Section 2.7.

(f) The Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares such amounts as it is required by any Law to deduct and withhold with respect to Taxes and shall remit such amounts to the appropriate Governmental Body in accordance with applicable Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.7(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the per Share Merger Consideration.

(h) None of Parent, Purchaser, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book Entry Share has not been surrendered prior to the 24-month anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book Entry Share would otherwise escheat to or become the property of any Governmental Body), any such Merger Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

2.8 Dissenters’ Rights. The Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands and perfects appraisal rights for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration and shall entitle such holder only to such rights as are provided by Section 262 of the DGCL, unless such holder fails to perfect or waives, withdraws or otherwise loses such holder’s right to appraisal of its Shares. If after the Effective Time such holder fails to perfect or waives, withdraws or loses such holder’s right to appraisal with respect to any Dissenting Shares held by such holder, each such Dissenting Share shall be treated as if it had never been a Dissenting Share and been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(f)). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.9 Company Management and Employee Equity Awards.

(a) Company Options. At the Effective Time, each outstanding Company Option to the extent vested and unexercised under the Company Equity Plans, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), subject to the terms and conditions of this Section 2.9(a), an amount in cash (less applicable Tax withholdings), equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Shares underlying such Company Option; provided, that if the exercise price per share of such Company Option is equal to or greater than the Offer Price, no cash payment shall be made in respect of such cancellation. The payment, if any, contemplated by this Section 2.9(a) in cancellation and settlement of each outstanding Company Option to the extent vested and unexercised as of the Effective Time (giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company Option) shall be payable in a lump sum through the Company’s payroll system or by check or other method as reasonably determined by Parent as soon as reasonably practicable after the Effective Time (but no later than the earlier of the second payroll period after the Effective Time or December 31st of the year during which the Effective Time occurs). At the Effective Time, each outstanding Company Option to the extent unvested or unexercisable under the Company Equity Plans (after giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company Option), shall, automatically and without any required action on the part of the holder thereof, be converted into a substitute right or award to receive (without interest), subject to the terms and conditions of this Section 2.9(a), an amount in cash (less applicable Tax withholdings), equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Shares underlying such Company Option; provided, that if the exercise price per share of such Company Option is equal to or greater than the Offer Price, no cash payments shall be due with respect to such Company Option. The payment, if any, contemplated by this Section 2.9(a) with respect to such substitute right or award with respect to each outstanding Company Option to the extent unvested or unexercisable as of the Effective Time (after giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company Option) shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum through the Company’s payroll system or by check or other method as reasonably determined by Parent no less frequently than on a semi-annual basis on or after the date that such Company Option would have otherwise vested and become exercisable in accordance with its terms (and in any event not later than the earlier of (1) December 31st of the year during which such vesting date occurs or (2) the date of termination for any such employee) but only if such conditions to vesting are satisfied prior to such vesting date; provided, that if the employment or service of such grantee of such Company Option is terminated by the Surviving Corporation or its affiliates prior to such vesting date under conditions that would have accelerated the vesting of such Company Option had it remained outstanding, then such vesting shall be accelerated as of the date of such termination of employment or service.

(b) Company RSUs. At the Effective Time, each outstanding Company RSU, to the extent vested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), subject to the terms and conditions of this Section 2.9(b), an amount in cash (less applicable Tax withholdings), equal to the product of (A) the Offer Price, and (B) the number of Shares underlying such Company RSU. The payment, if any, contemplated by this Section 2.9(b) in cancellation and settlement of each outstanding Company RSU that is vested as of the Effective Time (giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company RSU) shall be payable in a lump sum through the Company’s payroll system or by check or other method as determined by Parent as soon as reasonably practicable after the Effective Time (but no later than the earlier of the second payroll period after the Effective Time or December 31 of the year during which Effective Time occurs). At the Effective Time, each outstanding Company RSU, to the extent unvested (after giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company RSU), shall, automatically and without any required action on the part of the holder thereof, be converted into a substitute right or award to receive (without interest), subject to the terms and conditions of this Section 2.9(b), an amount in cash (less applicable Tax withholdings), equal to the product of (A) the Offer Price, and (B) the number of Shares underlying such Company RSU. The payment, if any, contemplated by this Section 2.9(b) with respect to such substitute right or award with respect to each outstanding Company RSU to the extent unvested as of the Effective Time (after giving effect to any acceleration of vesting in connection with the Merger that is contemplated by such outstanding Company RSU) shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum through the Company’s payroll system or by check or other method as determined by Parent no less frequently than on a semi-annual basis on or after the date that such Company RSU would have otherwise vested in accordance with its terms (and in any event not later than the earlier of (1) December 31st of the year during which such vesting date occurs or (2) the date of termination for any such employee) but only if such conditions to vesting are satisfied prior to such vesting date; provided, that if the employment or service of such grantee of such Company RSU is terminated by the Surviving Corporation and its affiliates prior to such vesting date under conditions that would have accelerated the vesting of such Company RSU had it remained outstanding, then such vesting shall be accelerated as of the date of such termination of employment or service.

(c) Company SPR Shares. At the Effective Time, each Company SPR Share, whether or not subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Shares, shall, automatically and without any required action on the part of the holder thereof, be cancelled. From and after the Effective Time, each holder of Company SPR Shares shall have only the right to receive (without interest), subject to the terms and conditions of this Section 2.9(c), an amount in cash (less applicable Tax withholdings) equal to the excess, if any of (A) the product of (1) the Offer Price and (2) the number of Company SPR Shares held by such holder as of immediately prior to the Effective Time, over (B) the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Shares; provided, that if the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Shares is equal to or greater than the product of (x) the Offer Price and (y) the number of Company SPR Shares held by such holder as of immediately prior to the Effective Time, no cash payment shall be made in respect of such cancellation. The payment, if any, contemplated by this Section 2.9(c) in cancellation and settlement of each outstanding Company SPR Share that is no longer subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Share as of the Effective Time (giving effect to any acceleration of vesting or lapsing of repurchase rights in connection with the Merger that is contemplated by the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Share) shall be payable in a lump sum through the Company’s payroll system or by check or other method as determined by Parent as soon as reasonably practicable after the Effective Time. The payment, if any, contemplated by this Section 2.9(c) in cancellation and settlement of each outstanding Company SPR Share that is subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Share as of the Effective Time shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum through the Company’s payroll system or by check or other method as determined by Parent no less frequently than on a semi-annual basis after the date that such outstanding Company SPR Share would otherwise no longer be subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company SPR Share in accordance with their respective terms (and in any event not later than March 15th of the year following such date) but only if such conditions to vesting (or lapsing of repurchase rights with respect thereto) are satisfied prior to such date; provided, that if the employment or service of such holder of such Company SPR Share is terminated by the Surviving Corporation and its affiliates prior to such date under conditions that would have accelerated the vesting of such Company SPR Share (or lapsing of repurchase rights with respect thereto) had it remained outstanding, then such vesting (or lapsing of repurchase rights with respect thereto) shall be accelerated as of the date of such termination of employment or service.

(d) Company CSPA Shares. At the Effective Time, each Company CSPA Share, whether or not subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Shares, shall, automatically and without any required action on the part of the holder thereof, be cancelled. From and after the Effective Time, each holder of Company CSPA Shares shall have only the right to receive (without interest), subject to the terms and conditions of this Section 2.9(d), an amount in cash (less applicable Tax withholdings) equal to the excess, if any of (A) the product of (1) the Offer Price and (2) the number of Company CSPA Shares held by such holder as of immediately prior to the Effective Time, over (B) the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Shares; provided, that if the aggregate amount of principal and interest outstanding as of the Effective Time under the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Shares is equal to or greater than the product of (x) the Offer Price and (y) the number of Company CSPA Shares held by such holder as of immediately prior to the Effective Time, no cash payment shall be made in respect of such cancellation. The payment, if any, contemplated by this Section 2.9(d) in cancellation and settlement of each outstanding Company CSPA Share that is no longer subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Share as of the Effective Time (giving effect to any acceleration of vesting or lapsing of repurchase rights in connection with the Merger that is contemplated by the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Share) shall be payable in a lump sum through the Company’s payroll system or by check or other method as determined by Parent as soon as reasonably practicable after the Effective Time. The payment, if any, contemplated by this Section 2.9(d) in cancellation and settlement of each outstanding Company CSPA Share that is subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Share as of the Effective Time shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) in a lump sum through the Company’s payroll system or by check or other method as determined by Parent no less frequently than on a semi-annual basis after the date that such outstanding Company CSPA Share would otherwise no longer be subject to a right of repurchase by the Company pursuant to the terms of the applicable award or the corresponding promissory note(s) issued by such holder to the Company in respect of such Company CSPA Share in accordance with their respective terms (and in any event not later than March 15th of the year following such date) but only if such conditions to vesting (or lapsing of repurchase rights with respect thereto) are satisfied prior to such date; provided, that if the employment or service of such holder of such Company CSPA Share is terminated by the Surviving Corporation and its affiliates prior to such date under conditions that would have accelerated the vesting of such Company CSPA Share (or lapsing of repurchase rights with respect thereto) had it remained outstanding, then such vesting (or lapsing of repurchase rights with respect thereto) shall be accelerated as of the date of such termination of employment or service.

(e) At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of Sections 2.9(a), (b), (c) and (d), and (ii) ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company or any other Person pursuant to or in settlement of Company Options, Company RSUs, Company SPR Shares or Company CSPA Shares after the Effective Time and that no participant in any of the Company Equity Plans shall have any rights to acquire, or other rights in respect of, the capital stock of the Company or any Acquired Entity or the Surviving Corporation, except the right to receive the payment, if any, contemplated by Sections 2.9(a), (b), (c) or (d) in cancellation and settlement thereof.

2.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed or furnished with the SEC and publicly available since February 1, 2014 prior to the date of this Agreement (other than any non-factual information that is (i) contained solely in the risk factors sections of such Company SEC Documents, and (ii) in any forward-looking statements in such Company SEC Documents to the extent they are primarily cautionary or predictive in nature) or (b) as set forth in the section or subsection of the Company Disclosure Letter corresponding to the particular section or subsection in this Article 3 or set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty (other than any matters required to be disclosed for purposes of Sections 3.1, 3.2, 3.3, 3.4, 3.23, 3.24, 3.26 and 3.27, which matters shall only be disclosed by specific disclosure in the respective corresponding section or subsection of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and indicates its jurisdiction of organization. No Acquired Entities own any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 3.1(b) of the Company Disclosure Letter. None of the Acquired Entities has agreed or is obligated, or is bound by any Contract under which it may become obligated, to form, provide funds, make any loan, capital contribution, guarantee, credit enhancement or other investment in any other Entity.

(c) Each Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and, where applicable, in good standing (except for, in the case of good standing, any jurisdiction that does not recognize such concept) under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational power and authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted. Each such Subsidiary is duly licensed or qualified to do business as a foreign Entity and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Entities, including all amendments thereto, as in effect on the date hereof. The Acquired Entities’ certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect and no Acquired Entity is in violation of the provisions thereof.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 28,343,139 shares were issued and outstanding as of the close of business on September 8, 2015 (of which 388,474 are Company SPR Shares and 97,464 are Company CSPA Shares) and (ii) 2,500,000 shares of Company Preferred Stock, of which no shares were issued and outstanding as of the close of business on September 8, 2015. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except as set forth in Section 3.3(b) of the Company Disclosure Letter (i) none of the outstanding Shares is entitled or subject to, or has been issued in violation of, any preemptive right, antidilutive right, vesting condition, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; (iv) other than the Support Agreements, there are no stockholder agreements, proxies, voting trusts or any other Company Contracts relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Entities is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other Company securities.

(c) As of as of the close of business on September 8, 2015, the Company has no shares of capital stock reserved for issuance, except for: (i) 4,362,906 Shares subject to issuance pursuant to Company Options and Company RSUs granted and outstanding under either the Envivio, Inc. 2012 Stock Incentive Plan (the “2012 Plan”) the Envivio, Inc. 2000 Stock Option Plan (the “2000 Plan”) or the Envivio, Inc. 2010 Stock Option Plan (the “2010 Plan”) and (ii) 1,542,991 Shares which are available for issuance pursuant to the 2012 Plan, including in respect of Company Options granted and subsequently forfeited or terminated for any reason before being exercised under the 2010 Plan and 2000 Plan and Shares reserved for issuance under the 2012 Plan but not yet subject to outstanding awards granted thereunder.

(d) The Company has delivered or otherwise made available to Parent or Parent’s Representatives prior to the date of this Agreement true and complete copies of all Company Equity Plans covering the Company Options, Company SPR Shares, Company CSPA Shares and Company RSUs outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Options, Company SPR Shares, Company CSPA Shares and Company RSUs (and no such award contains terms that are materially different from the applicable form agreement). Each Company Option, Company SPR Share, Company CSPA Share and Company RSU was granted in compliance in all material respects with all applicable Law and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued. The terms of the Company Equity Plans permit the Company Options, Company SPR Shares, Company CSPA Shares and Company RSUs to be treated in the manner set forth in Section 2.9. Section 3.3(c) of the Company Disclosure Letter contains a correct and complete list of each outstanding Company Option, Company SPR, Company CSPA and Company RSU as of the close of business on September 8, 2015, including the holder’s name, country and state of residence, date of grant, exercise or purchase price (if applicable), the number of Shares subject thereto, the number of Shares subject thereto that have vested as of such date, the vesting schedule, whether any Company Option was at the time of grant, intended to qualify as an Incentive Stock Option (within the meaning of the Code), and the Company Equity Plan under which such Company Option, Company SPR, Company CSPA and Company RSU was granted.

(e) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid, free of preemptive rights and, where applicable, nonassessable and owned directly or indirectly by the Company, free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Entities own any voting interest in any Person except for the voting interests in the Acquired Entities. No Subsidiary of the Company owns any shares of capital stock of the Company.

(f) Except as set forth in Section 3.3(a) or 3.3(c), no shares of capital stock of the Company have been issued, are reserved for issuance or are outstanding. Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Entities or granting any preemptive or anti-dilutive or similar rights with respect to any shares of capital stock or securities of any of the Acquired Entities; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Entities or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Entities is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.4 SEC Filings; Financial Statements.

(a) Since February 1, 2014, the Company has filed or furnished, as applicable, on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished, as applicable, with the SEC by the Company (such documents, the “Company SEC Documents”). As of their respective dates (and in the case of any registration statements, as of the effective dates thereof), the Company SEC Documents complied, or if filed or furnished or to become effective subsequent to the date of this Agreement, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later Company SEC Document, (i) none of the Company SEC Documents when filed or furnished (and in the case of any registration statements, as of the effective dates thereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) any Company SEC Document filed or furnished with the SEC subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(c) The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s system of internal control over financial reporting is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. Since February 1, 2012 through the date hereof, the Company has not identified (i) any material weakness or significant deficiency in the design or operation of internal controls which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(d) The Company maintains effective disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Since February 1, 2012, neither the Company nor, to the knowledge of the Company, any Representative of the Company has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

(e) None of the Acquired Entities is a party to or has any obligation or other commitment to become a party to any securitization transaction, joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Entities, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Entity in any Acquired Entity’s published financial statements or other Company SEC Documents. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act of 2002.

(f) The Company has delivered, or otherwise made available through filings with the SEC on the Electronic Data Gathering, Analysis and Retrieval database (“EDGAR”), to Parent copies of all comment letters received by the Company from the SEC since February 1, 2014 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date hereof (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

3.5 Absence of Changes.

(a) Since January 31, 2015 through the date of this Agreement (and other than in relation to the negotiation and execution of this Agreement), the Acquired Entities have conducted their business in the ordinary course consistent with past practice, and during such period none of the Acquired Entities has undertaken or effected, or authorized or agreed to undertake or effect, any action that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Sections 5.2(b)(i), (iii), (v), (vi), (viii), (ix), (x), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii) or (xix).

(b) Since January 31, 2015, there has not been any change, event, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6 Title to Assets. The Acquired Entities have good and marketable title to all assets owned by them, and valid leasehold interests in all assets leased by them, that are material to the Company’s business as conducted on the date hereof, including such assets (other than capitalized leases) reflected on the audited balance sheet in the Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said assets are owned by the Acquired Entities free and clear of any material Encumbrances (other than Permitted Encumbrances). Notwithstanding the foregoing, it is understood and agreed that matters regarding Intellectual Property are not addressed in this Section 3.6.

3.7 Real Property; Equipment.

(a) The Acquired Entities do not own and have not owned any real property.

(b) Section 3.7(b) of the Company Disclosure Letter sets forth, as of the date hereof, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (each, a “Leased Real Property”), (ii) the address for each Leased Real Property and (iii) current rent amounts payable by the Company or its Subsidiaries related to such Leased Real Property. All of the leases, subleases and other agreements (each, a “Lease Agreement”) relating to the Leased Real Property are valid, subsisting and binding obligations of the Company or one of its Subsidiaries and in full force and effect. The Company or one of its Subsidiaries has a good and valid leasehold or other occupancy interest in each Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any Third Party any interest in the Company’s leasehold interests or any right to the use or occupancy of any Leased Real Property.

(c) All material items of equipment and other tangible assets owned by or leased to the Acquired Entities (i) are in all material respects in good operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted) and (ii) are adequate in all material respects for the uses to which they are being put.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Letter identifies all Registered IP owned by or exclusively licensed to any of the Acquired Entities (the “Company Registered IP”). As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or threatened in writing, or, to the knowledge of the Company, otherwise threatened, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than non-final office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of Company Registered IP). As of the date of this Agreement, with respect to each item of Company Registered IP, (A) all necessary application, registration, maintenance and renewal fees that are or have become due with respect to the Company Registered IP have been timely paid and any other legal requirements have been properly satisfied by or on behalf of the Company or the applicable Acquired Entity, and (B) the Company Registered IP is subsisting and, to the knowledge of the Company, other than with respect to any pending application therefor, valid and enforceable and in full force and effect, and has not lapsed (except for any patents within the Company Registered IP that have lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of (A) and (B) for such exceptions as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Acquired Entities own, or hold a valid license or other right to use that is binding and enforceable to, all Company Intellectual Property (including, but not limited to, all Company Registered IP and all Company Software) free and clear of all Encumbrances (other than Permitted Encumbrances), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Section 3.8(c) of the Company Disclosure Letter identifies, as of the date of this Agreement, (i) each Contract pursuant to which any Acquired Entity has been granted any option, license or similar right relating to the Intellectual Property of a third party, in each case that is material to the business of the Acquired Entities taken as a whole, other than Contracts for Off-the-Shelf Software, (ii) each material Company Contract pursuant to which any option, license or similar right relating to Company Intellectual Property has been granted to a third party, other than any non-exclusive outbound agreements entered into in the ordinary course of business and consistent with past practice, and (iii) each material Contract between any Acquired Entity and any customer of any Acquired Entity ((i), (ii) and (iii) collectively, the “IP Licenses”). Each IP License is a legal, valid and binding obligation of the applicable Acquired Entities, is in full force and effect and is enforceable against the applicable Acquired Entities and, to the knowledge of the Company, the other parties thereto. No Acquired Entity is in material breach, violation or default under any IP License and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by any Acquired Entity, or, to the knowledge of the Company, the other parties thereto. No royalties, license fees or other amounts will be due or payable by any Acquired Entity under any IP License in connection with entering into this Agreement, any ancillary agreements or the transactions contemplated by this Agreement. No Acquired Entity has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any IP License to which any Acquired Entity is a party or by which it is bound.

(d) The operation of the Acquired Entities’ business as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person, or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction).

(e) Except as set forth on Section 3.8(e) of the Company Disclosure Letter and since February 1, 2014, as of the date of this Agreement, no Acquired Entity has received any claims or notices and there is no proceeding pending against an Acquired Entity, or existing fact or circumstance known to an Acquired Entity that, alone or together with the passage of time, would give rise to any claim or notice (i) alleging that the operation of the Acquired Entities’ business as currently conducted and planned to be conducted by the Acquired Entities, directly or indirectly, infringes, misappropriates, or violates any Intellectual Property right of any third party; (ii) alleging that the use or exploitation of any of the Company Intellectual Property infringes or violates in any material respect any Intellectual Property right of, or was misappropriated from, a third party; or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property.

(f) To the knowledge of the Company, no Person is infringing or otherwise violating any Owned Intellectual Property, and since January 1, 2014, no Acquired Entity has asserted any claims against a third party alleging any infringement, misappropriation or violation any of the Owned Intellectual Property.

(g) The Acquired Entities have taken reasonable steps to protect and maintain the proprietary nature of the Owned Intellectual Property and the confidentiality of all Confidential Information and, to the knowledge of the Company, there have not been any disclosures of any Confidential Information to any party that is not subject to an applicable nondisclosure agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no Acquired Entity or its Representatives has disclosed, delivered or licensed any Confidential Information to any other Person, other than in the ordinary course of business consistent with past practice and subject to enforceable obligations of confidence; (ii) to the knowledge of the Company, no Acquired Entity has suffered any (x) unauthorized intrusions or breaches of the security of any of the IT Systems or (y) unauthorized access or use of any of the data or information (whether data or information of any Acquired Entity or its respective customers or other persons) stored or contained therein; and (iii) to the knowledge of the Company, no Acquired Entity has received any written notice alleging unauthorized access to or disclosure of third-party confidential information.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each present or past employee, officer, consultant or any other Person who developed any material Owned Intellectual Property (including any Owned Software) on behalf of any Acquired Entity has executed a valid and enforceable written Contract with the applicable Acquired Entity that (i) conveys to such Acquired Entity any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by such Acquired Entity and (ii) where applicable, provides that such Person irrevocably waives all moral rights in respect to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement.

(i) Section 3.8(i)(x) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Software. Additionally, Section 3.8(i)(y) of the Company Disclosure Letter sets forth a true, correct and complete list of all other software used by the Acquired Entities. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Company Software performs in conformance with its documentation and is free from any material defect, and (ii) all material Owned Software is fully and freely transferable pursuant to the transactions contemplated by this Agreement without the prior consent of any third party. The Acquired Entities have possession of or access to the Source Code for each version of any Owned Software with respect to which any Acquired Entity has any obligation to any third party (including, but not limited to, any support, maintenance, upgrade or similar obligations), as well as all applicable material documentation related thereto. The Company and the Acquired Entities have not provided any Person other than the Acquired Entities possession of or access to any Source Code contained in the Owned Intellectual Property, and, to the knowledge of the Company, no Person other than the Acquired Entities has obtained such possession or access. No Person other than the Acquired Entities will be entitled to obtain possession of or access to any Source Code for any reason, including as a result of the execution of this Agreement, any ancillary agreement or the consummation of the transactions contemplated by this Agreement.

(j) Section 3.8(j) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Software product that contains or is used in connection with Open Source Software and (ii) any Open Source Software otherwise used in connection with the distribution of Company Software by any Acquired Entity. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Acquired Entities have complied with all notice, attribution and other requirements of each license applicable to Open Source Software that is or has been used in the conduct of the business by the Acquired Entities; and (ii) no Acquired Entity has used or distributed any Open Source Software in a manner that requires, or would reasonably be expected to require, the (x) disclosure or distribution of any portion of Source Code, (y) license or other provision of any portion of Source Code or (z) grant of any Intellectual Property license or non-assertion covenant or grant or waiver of rights under any Intellectual Property.

(k) The Acquired Entities have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with customary industry practices. The Acquired Entities’ Software, computers, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment, in each case, used in connection with the operation of the businesses of the Acquired Entities, function and perform the functions necessary in all material respects to effectively carry on the conduct of their businesses.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Letter lists each of the following types of Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof or by which any of their respective properties or assets is bound as of the date hereof:

(i) each Contract that would be required to be filed by the Company as a “material contract” exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries (or that following the Offer Acceptance Time or the Closing will restrict the ability of Parent or any of its Subsidiaries) to compete in any business or with any Person, to conduct any business in any geographical area, to engage in any line of business or to solicit any client or customer, (B) restricts, in any material respect, the right of the Company or any of its Subsidiaries (or following the Offer Acceptance Time or the Closing will restrict the ability of the Parent or any of its Subsidiaries) to sell, purchase, develop, supply, distribute or provide or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” or other preferential basis with any third party or (D) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) each IP License;

(iv) each Contract to which the Company or any of its Subsidiaries is a party that provides for annual payments or receipts in excess of $300,000;

(v) each Contract to which the Company or any of its Subsidiaries is a party relating to indebtedness for borrowed money or any financial guaranty;

(vi) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or to which any of the Company’s directors or officers is a party;

(vii) each joint venture agreement to which the Company or any of its Subsidiaries is a party that relates to the formation, creation, operation, management or control of any joint venture;

(viii) each Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries;

(ix) each Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(x) each Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(xi) each Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries or (C) to grant Encumbrances on the assets or property of the Company or any of its Subsidiaries;

(xii) each settlement agreement (A) pursuant to which the Company or any of its Subsidiaries has a current ongoing obligation, (B) which grants any third party rights to any material Company Intellectual Property or imposes any restriction on the right of the Acquired Entities to use or register any Intellectual Property or (C) imposes any restrictions or obligations (other than the payment of money) on the businesses of the Acquired Entities or any of their Affiliates, other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of the Company or any of its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xiii) each Lease Agreement;

(xiv) each Contract with any Governmental Body;

(xv) each Contract containing any “non-solicitation”, “no-hire” or similar provision that restricts the Company or any of its Subsidiaries in a similar manner (except for non-disclosure agreements entered into in the ordinary course of business);

(xvi) each Contract (A) that grants an Encumbrance on the assets or properties of the Company or any of its Subsidiaries other than a Permitted

Encumbrance or (B) relating to any advance, loan, capital contribution or other extension of credit (other than trade credits and accounts receivable in the ordinary course of business consistent with past practice) made by the Company or any of its Subsidiaries;

(xvii) each Contract relating to any interest rate, derivatives, swaps, options or other hedging transaction;

(xviii) each Contract that obligates the Company or any of its Subsidiaries to make any capital commitment (including development or construction of, or additions or expansions to, or renovations of, any property), loan or expenditure, individually or in the aggregate, in an amount in excess of $100,000;

(xix) each customer or supplier Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; and

(xx) each Contract not described in any other paragraph of this Section 3.9(a) that is material to the Company and its Subsidiaries, taken as a whole.

(b) Each contract, arrangement, commitment or understanding of the type described in Section 3.9(a) of the Company Disclosure Letter, whether or not set forth in Section 3.9 of the Company Disclosure Letter, is referred to herein as a “Material Contract.” Except Material Contracts that have expired or terminated by their terms, all of the Material Contracts are valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable law affecting creditors’ rights generally and by general principles of equity. No Acquired Entity has, and to the knowledge of the Company, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect and no Acquired Entity has received written notice of any of the foregoing. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Material Contracts and neither the Company nor any of its Subsidiaries has received any notice of the intention of any other party to any Material Contract to amend, terminate for default, convenience or otherwise, not renew, or reduce any volumes under any Material Contract, nor to the Company’s knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

3.10 Liabilities. The Acquired Entities have no liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (i) liabilities and obligations reflected on the Balance Sheet (including any related notes); (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet; (iii) liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the Offer, the Merger and the other transactions contemplated herein.

3.11 Compliance with Law.

(a) Each Acquired Entity is and, since February 1, 2013, has been, in compliance in all material respects with all applicable Law. None of the Acquired Entities has received any written notice since February 1, 2013, that remains unresolved (i) of any material administrative, civil or criminal investigation or material audit by any Governmental Body relating to the Company or any of its Subsidiaries or (ii) from any Governmental Body alleging that the Company or any of its Subsidiaries are not in compliance with any applicable Law in any material respect.

(b) Since February 1, 2013, none of the Acquired Entities or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any material violation of any applicable Law related to fraud, theft, embezzlement, breach of fiduciary responsibility or obstruction of an investigation, in each case for a matter involving one of the Acquired Entities.

(c) Since February 1, 2013, to the knowledge of the Company, none of the Acquired Entities has been a party to any contract or bid with, and has not conducted business or participated in any transaction involving, directly or indirectly, any Prohibited Persons.

3.12 Regulatory Matters.

(a) The Acquired Entities have obtained all material clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid, and in full force and effect. To the knowledge of the Company, none of the Governmental Authorizations have been or are being revoked or challenged, except where such revocation or challenge does not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) To the knowledge of the Company, none of the Acquired Entities has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body or (ii) failed to disclose a material fact required to be disclosed to any Governmental Body. None of the Acquired Entities is the subject of any pending or, to the Company’s knowledge, threatened in writing investigation by any other Governmental Body pursuant to any similar Law.

3.13 Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Acquired Entities has complied, and as of the date hereof is in compliance, with its privacy policies and third-party obligations (including as imposed by applicable Law) regarding the transmission, storage, collection and use of personally identifiable information by the Acquired Entities.

3.14 Certain Business Practices. Each of the Acquired Entities (a) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Law concerning corrupt payments applicable to any Acquired Entity and (b) between February 1, 2012 and the date of this Agreement, none of the Acquired Entities has to the knowledge of the Company been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any of the Acquired Entities of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Law concerning corrupt payments. None of the Acquired Entities nor any Company Associate authorized to act, and acting, on behalf of an Acquired Entity has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has resulted in a material violation of applicable Law. For purposes of this provision, an “official or employee” includes any official or employee of any directly or indirectly government-owned or - controlled entity, and any officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

3.15 Tax Matters.

(a) Each of the material Tax Returns required to be filed by or with respect to the Acquired Entities (the “Acquired Entity Returns”) has been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect to thereto) are true, complete and correct in all material respects.

(b) Each of the Acquired Entities has fully and timely paid all material Taxes owed by such company (whether or not shown on any Tax Return), and has made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any of the Acquired Entities for any taxable period and no request for any such waiver or extension is currently pending.

(d) No audit or other proceeding by any Governmental Body is pending or threatened in writing with respect to any Taxes due from or with respect to any of the Acquired Entities, no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any of the Acquired Entities, and no claim in writing has been made by any Governmental Body in a jurisdiction where an Acquired Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and all deficiencies for Taxes asserted or assessed in writing against the Acquired Entities have been fully and timely paid, settled or properly reflected in the financial statements or other Company SEC Documents.

(e) There are no liens for Taxes upon the assets or properties of any of the Acquired Entities, except for Permitted Encumbrances.

(f) None of the Acquired Entities has participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Tax Law).

(g) None of the Acquired Entities is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income Tax Returns of which the Company is the common parent) under Treasury Regulations Section 1.1502-6, Treasury Regulation Sections Section 1.1502-78 or similar provision of state, local or foreign Tax Law, as a transferee or successor, by contract, or otherwise.

(h) Each of the Acquired Entities has withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Body proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws and has each complied in all material respects with all Tax information reporting provisions of all applicable laws.

(i) None of the Acquired Entities has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

(j) None of the Acquired Entities will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax law, or for any other reason.

(k) Any adjustment of Taxes of any of the Acquired Entities made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Bodies, has been so reported.

(l) None of the Acquired Entities has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and none of the Acquired Entities is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Body.

3.16 Employee Matters; Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of each Employee Plan and separately identifies (i) each such plan that is maintained primarily for the benefit of Company Associates in the United States (each, a “U.S. Employee Plan”) and (ii) each such plan that is maintained primarily for the benefit of Company Associates outside the United States (each, an “International Employee Plan”), with the exception of any compulsory International Employee Plan implemented and managed by a Governmental Body. The Company has provided to Parent on or prior to the date of this Agreement with respect to each Employee Plan, to the extent applicable, a true and complete copy of the following: (A) all plan documents (or, with respect to any such unwritten Employee Plan, written descriptions thereof) and amendments thereto, and all related trust agreements, insurance contracts or other funding documents, (B) the most recent determination or opinion letter issued by the IRS or the United States Department of Labor (“DOL”), (C) the most recent audited financial statement, actuarial valuation and annual report, including Form Series 5500 and all schedules and financial statements attached thereto, (D) the most recent summary plan descriptions and any material modifications thereto, and (E) all non-routine correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years.

(b) None of the Acquired Entities nor any of their ERISA Affiliates have ever maintained a U.S. Employee Plan that (i) is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA or (ii) is or was a “multiemployer plan” as defined in Section 3(37) of ERISA. None of the Acquired Entities have any unfunded liability with respect to any International Employee Plan.

(c) Each of the U.S. Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or is entitled to rely on an opinion letter issued to a pre-approved plan, if applicable) as to its qualified status under the Code, and nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption or materially increase the costs relating thereto or require posting of security under ERISA. All International Employee Plans required to have been approved by and/or filed with any Governmental Body have been so filed with and/or approved, no such approval has been revoked (or, to the knowledge of any Acquired Entity, has revocation been threatened) and nothing has occurred that would reasonably be expected to result in the revocation of such approval, or challenge the validity of the plan or materially increase the costs relating to such plan or require posting of security under applicable non-U.S. Law. Each of the Employee Plans is and for the last three years has been operated in compliance in all material respects with its terms and all applicable Law (including, in the case of the U.S. Employee Plans, ERISA and the Code). No litigation or governmental (or any other relevant labor, social security, immigration or health and safety authorities) administrative proceeding, investigation, audit or other proceeding (other than those relating to routine claims for benefits) is, or during the last three years has been, pending or, to the knowledge of any Acquired Entity, threatened in writing with respect to any Employee Plan, and, to the knowledge of any Acquired Entity, there is no reasonable basis for any such litigation or proceeding. Except as set forth in Section 3.16(c) of the Company Disclosure Letter, all payments and/or contributions required to have been made with respect to all Employee Plans either have been timely made or accrued in accordance with the terms of the applicable Employee Plan and applicable Law.

(d) No Acquired Entity, Company Associate or, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Acquired Entity or any of their ERISA Affiliates, to (i) a material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or (ii) liability to indemnify any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof for any tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(e) None of the Employee Plans provide health care or any other non-pension benefits to any Company Associates after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar U.S. state law or other applicable foreign Law) and the Company has never promised to provide such post-termination benefits, unless required by applicable French Nationwide Collective Bargaining Agreement (“Convention Collective de Branche”) or applicable Law.

(f) With respect to each U.S. Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(l) of the Code), (i) such plan has been operated in all material respects in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder and (ii) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. No payments on account of the transactions contemplated by this Agreement would cause any liability to an Acquired Entity under Section 409A of the Code.

(g) Except as set forth on Section 3.16(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Company Associate, or trigger any other material liability under any Employee Plan; (ii) limit the right of any Acquired Entity to amend, merge or terminate, or result in a violation or default under, any Employee Plan or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Company Associate. With respect to each “disqualified individual” of the Company (as such term is defined in Treasury Regulations Section 1.280G-1), the Company has made available to Parent (A) a schedule that sets forth (1) the Company’s reasonable, good faith estimate of all payments or benefits (including any accelerated vesting) that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (2) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (B) the underlying data and documentation on which such schedule is based.

(h) For each U.S. Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date of such Form. No Acquired Entity has any plan, contract or commitment, whether legally binding or not, or has announced (orally or in writing) an intention, to create any additional employee benefit or compensation plans, policies or arrangements or except as may be required by applicable Law, to modify, suspend or terminate any Employee Plan. No U.S. Employee Plan which is subject to Title IV of ERISA or related trust has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any Employee Plan during the last five years, and no notice of a reportable event will be required to be filed in connection with the transactions contemplated by this Agreement.

(i) Each compensatory grant of an equity interest in the Company complies with all applicable securities Laws, including state securities Laws. No deduction by the Company or any Acquired Entity in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code.

(j) Neither the Company nor any Acquired Entity has any material liability or obligations, under or an account of any Employee Plan, arising out of the hiring of persons to provide services to the Company or any Acquired Entity and treating such persons as consultants or independent contractors and not as employees of the Company or any Acquired Entity.

3.17 Labor Matters.

(a) Except as limited by applicable Law and subject to the severance and other contractual limitations contained in any Employee Plan (including any Company Employee Agreement) disclosed in Section 3.16(a) of the Company Disclosure Letter, the employment of each of the Acquired Entities’ employees is terminable by the applicable Acquired Entity at will.

(b) None of the Acquired Entities is a party to or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Entities, unless when required by applicable Law. When required by applicable Law, the Acquired Entities have duly organized and implemented employees representative bodies, including but not limited to staff representatives, works councils and health and safety committees. No collective agreements applicable to the Company exist at any of the Acquired Entities other that the French Nationwide Collective Bargaining Agreement. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Entities or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened (in writing) to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute.

(c) There is no individual or collective claim or litigation or labor organization grievances, pending or, to the knowledge of the Company, threatened (in writing), relating to wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute (including charges of unfair labor practices), workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, applicant and employee background checking, visa, immigration and required documentation, employee privacy or, harassment complaints or termination of employment.

(d) The Acquired Entities are in material compliance with any affirmative action plans and requirements.

(e) Except as would not be material to the Company and its Subsidiaries, taken as a whole:

(i) The Acquired Entities are in material compliance with all applicable Law (including the Fair Labor Standards Act) respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any other similar applicable foreign, state, or local statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

(ii) None of the Acquired Entities is delinquent in payments to any Company Associate for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. None of the Acquired Entities is liable for any delinquent payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

(iii) All individuals who are or were classified by any Acquired Entity as non-employees are or were correctly classified under all applicable Laws by such Acquired Entities as “independent contractors” and would not be entitled to claim the recognition of an employment agreement with any Acquired Entities.

(f) Section 3.17(f) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each current employee of the Acquired Entities (except to the extent disclosure of such information without the employee’s consent is prohibited by data or privacy laws): (i) employee identification number assigned by the Acquired Entities, (ii) title/position and classification under the Nationwide Collective Bargaining Agreement, (iii) annual base salary or hourly wage, (iv) annual bonus target for the 2014 and 2015 calendar years, and the annual bonus granted for 2014, (v) equity grant target for the 2014 and 2015 calendar years, and the value of the equity granted in 2014 and 2015, (vi) accrued vacation, (vii) date of hire, (viii) geographic location, (ix) functional area, (x) date of birth, (xi) whether or not any such employee is on a leave of absence (and type of leave, if any), (xii) the Company’s (or its Subsidiary’s) classification of such Company Associate as exempt or non-exempt with respect to the Fair Labor Standards Act and any other applicable Laws, (xiii) severance entitlement, if any, (xiv) working time arrangement and (xv) type of employment contract (whether temporary workers, fix-term or indefinite, intern or apprentice). No Acquired Entity is obligated to employ or to rehire persons not listed on Section 3.17(f) of the Company Disclosure Letter, except as required by applicable Law.

(g) There has not been in the last three years, and there is not pending or, to the knowledge of the Company, threatened (in writing), in each case as of the date hereof, any claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against any Acquired Entity by any Governmental Body or by any individual relating to the legal status or classification of an individual classified by any Acquired Entity as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant). Section 3.17(g) of the Company Disclosure Letter lists any filings made by any Acquired Entity under the IRS’ Voluntary Classification Settlement Program.

(h) Except as set forth in Section 3.17(h) of the Company Disclosure Letter, as of the date hereof no current employee of the Company or any Acquired Entity has given notice (whether written or oral) of his or her intent to terminate employment, whether before or after the Effective Time.

(i) There are no Company Associates who are required under applicable Law to hold visas and work permits to enable them to work for an Acquired Entity in the jurisdictions where they currently work who, to the knowledge of the Company, do not hold the required visas and permits which, in each case: (i) have been validly issued to such Company Associates; and (ii) are in full force and effect.

(j) There are no claims pending, or, to the knowledge of the Company, threatened (in writing), which may materially impact the Acquired Entities’ accident cost experience. There are no actual or, to the knowledge of the Company, threatened (in writing) claims, litigations or charges against any Acquired Entity under applicable occupational health and safety legislation. Each Acquired Entity has complied in material respects with any orders and inspection reports issued under applicable occupational health and safety legislation.

(k) There has not been in the last six months, and there is no plan for, any material reduction to the headcount of any the Acquired Entities.

3.18 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) No notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Legal Proceeding is pending and, to the knowledge of the Company, is threatened in writing by any Governmental Body or other Person relating to or arising out of any failure of the Company or any of its Subsidiaries to comply with any Environmental Law.

(b) The Company and its Subsidiaries are and have been in compliance with all Environmental Laws and have obtained and are and have been in compliance with all Environmental Permits required for the Company’s operations as currently conducted.

(c) There has been no Release by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries would reasonably be expected to be liable by Company Contract or by operation of Law, of, and there has been no exposure to, any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or any other location.

(d) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liabilities that have been assumed or retained by Company Contract or operation of Law) and, to the knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.

(e) There are no underground or aboveground storage tanks or generators for which the Company or any Company Subsidiary is responsible, and the Company does not store or generate Hazardous Materials, at any property owned or leased by the Company or any Subsidiary of the Company.

3.19 Insurance. Section 3.19 of the Company Disclosure Letter lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Acquired Entities as of the date hereof (collectively, the “Insurance Policies”), all of which are in full force and effect. The Company and each of its Subsidiaries and properties is covered by valid and currently effective Insurance Policies issued in favor of the Company or one or more of its Subsidiaries. No Acquired Entity has received any written notice that coverage has been denied or disputed by the underwriters of such Insurance Policies. All premiums due and payable under all such Insurance Policies have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). No written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals. The Company and its Subsidiaries are adequately insured, to the extent required by Law. As of the date hereof, no policy limits applicable to any insurance policies of the Company or any of its Subsidiaries have been exhausted or materially reduced.

3.20 Transactions with Affiliates. Between the date of the Balance Sheet and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K (a “Company Affiliate Transaction”), except as disclosed in the Company SEC Documents. Any Company

Affiliate Transaction since February 1, 2011 as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party. To the knowledge of the Company, no present or former director, officer, employee or Affiliate (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

3.21 Legal Proceedings; Orders. Except as set forth in Section 3.21 of the Company Disclosure Letter, there is no pending or, to the knowledge of the Company, threatened Legal Proceeding against the Company or any of its Subsidiaries that is reasonably likely to result in (i) a potential liability of more than $75,000, (ii) injunctive relief against the Company or any of its Subsidiaries, or (iii) criminal sanctions against the Company or any of its Subsidiaries, nor is there any ongoing or currently effective material investigation or Order imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Body. Except as set forth in Section 3.21 of the Company Disclosure Letter, within the past three years, there are no material Orders or settlements (including monetary settlements of more than $75,000 paid to a plaintiff or group of plaintiffs, injunctive relief or the imposition of criminal sanctions) to which the Company or any of the Company’s Subsidiaries is a party or by which any of their assets are bound.

3.22 Authority; Binding Nature of Agreement.

(a) Assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.7, the Company has the corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated herein and the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer, the Merger and the other transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the Company.

(b) The Board of Directors of the Company (at a meeting duly called and held) has unanimously (i) determined that this Agreement and the Offer, the Merger and any other transaction contemplated herein are in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated herein in accordance with the requirements of the DGCL, (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, (iv) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and the Merger shall be consummated as soon as practicable following Offer Acceptance Time and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement, the Support Agreements and the transactions contemplated by this Agreement and the Support Agreements not to be subject to (or, in the case of Section 203 of the DGCL, not to be subject to the restrictions on business combinations contained in Section 203 of the DGCL) any state Takeover Law or similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and, assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (y) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.23 Section 203 of the DGCL, Etc. Not Applicable. As of the date hereof and as of the Offer Acceptance Time and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.7, the Board of Directors of the Company has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements, and the timely consummation of the Offer, the Merger and any other transaction contemplated herein and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of the Company. No “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Law or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other transactions contemplated herein.

3.24 Vote Required. Assuming the Offer is consummated in accordance with the terms of this Agreement and assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.7, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer, the Merger or any other transaction contemplated herein.

3.25 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable Antitrust Laws of Austria (to the extent required), the Exchange Act and the listing requirements of the NASDAQ, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (i) result in a breach or violation of, or default under, any of the provisions of the Company Charter Documents or the comparable governing instruments of any of the other Acquired Entities; (ii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted

Encumbrances) on any assets of any Acquired Entity or change or loss of rights pursuant to, any Contract, in each case that would be binding upon any Acquired Entity or to which any of its properties are subject; or (iii) result in a breach or violation of any Law or Order applicable to any Acquired Entity, except in each case in clauses (ii) and (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, waiver, approval, license, permit, order or other authorization of, or registration, declaration or filing with, any Governmental Body, is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Offer, the Merger and the other transactions contemplated herein, other than (i) compliance with and filings under the HSR Act and any applicable Antitrust Laws of Austria (to the extent required), (ii) the filing with the SEC of (A) the Schedule 14D-9 and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated herein, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) such filings as may be required under the rules and regulations of NASDAQ in connection with this Agreement, the Offer, the Merger and the other transactions contemplated herein.

3.26 Fairness Opinion. The Company’s Board of Directors has received the written opinion (the “Fairness Opinion”) of Evercore Group L.L.C. as financial advisor to the Company (the “Company Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Company stockholders (other than Parent and its Affiliates). The Company will make available to Parent solely for informational purposes a signed copy of the Fairness Opinion as soon as practicable following the execution of this Agreement.

3.27 Financial Advisor. Neither the Company nor any of its officers, directors or employees has employed any broker or finder (except that the Company has employed the Company Financial Advisor) or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other transactions contemplated herein except to the Company Financial Advisor. The Company has made available to Parent on or prior to the date of this Agreement a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger and the other transactions contemplated hereby.

3.28 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of applicable federal securities Laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion in the Schedule 14D-9.

3.29 Rule 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Employee Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The Compensation Committee of the Company (each member of which the Board of Directors of the Company determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the Compensation Committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Equity Plan and (B) the treatment of the Company Options, Company RSUs, Company SPR Shares and Company CSPA Shares in accordance with the terms set forth herein, the applicable Company Equity Plan and any applicable Employee Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

3.30 Government Contracts. None of the Acquired Entities has, within the last three years, (i) entered into any Contract with any U.S. Government agency or entity or (ii) provided goods or services to any U.S. Government agency or entity or to any other Person in support of a U.S. Government contract or project.

3.31 Export Controls.

(a) None of the Acquired Entities manufactures, exports, trades in, possesses, or has under development any good, material, software, or technical data controlled under the International Traffic in Arms Regulations (“ITAR”), nor does the Business provide any “defense service” as such term is defined in the ITAR. None of the Acquired Entities has engaged in any of the foregoing activities within the last three (3) years.

(b) None of the Acquired Entities manufactures, exports, trades in, possesses, or has under development any good, material, software, or technical data that is controlled under the Export Administration Regulations other than items properly classified under EAR99, nor has any of the Acquired Entities engaged in any of the foregoing activities within the last three (3) years.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as now conducted. Each of Parent and Purchaser is duly licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where failure to be so licensed, qualified or in good standing would not reasonably be expected to, individually or in the aggregate, materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger or the other transactions contemplated herein.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Parent owns beneficially and of record a majority of the outstanding voting securities, constituting a majority of the voting power, of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by the Parent and Purchaser of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. This Agreement constitutes a valid and binding agreement of Parent and Purchaser enforceable against Parent and Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity.

4.4 Non-Contravention; Consents. Assuming compliance with the provisions of any applicable Antitrust Laws of Austria (to the extent required), the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Merger and the other transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both): (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Purchaser, (ii) assuming that stockholder approval (if required by applicable Law) is obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order; or (iii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted Encumbrances) on any assets of the Parent or Purchaser or change or loss of rights pursuant to, any Contract, in each case that would be binding upon Parent or Purchaser or to which any of its properties are subject, with such exceptions, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger or the other transactions contemplated herein. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

4.5 Disclosure.

(a) The Offer Documents will comply in all material respects as to form with the provisions of applicable federal securities Laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Purchaser with respect to information supplied by the Company in writing for inclusion in the Offer Documents. The information to be supplied in writing by or on behalf of Parent for inclusion in the Schedule 14D-9, on the date the Schedule 14D-9 is filed with the SEC, and on the date the Schedule 14D-9 is first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information provided by Parent for inclusion in the Offer Documents or any amendment or supplement thereto, at the time any Offer Document or any amendment or supplement thereto is distributed or disseminated and at the time of the consummation of the Offer, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.6 Funds. Parent has as of the date hereof and will have, and will cause Purchaser to have, at the Offer Acceptance Time and the Closing access to the funds necessary to consummate the Offer, the Merger and make all payments and consummate all other transactions contemplated herein, including payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration on the Closing Date and to pay all related fees and expenses.

4.7 Ownership of Company Common Stock. Neither Parent nor Purchaser is, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.8 Litigation. There is no Legal Proceeding pending against or, to the knowledge of Parent, threatened against Parent or Purchaser, that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger and any other transactions contemplated herein. Neither Parent nor Purchaser is subject to any continuing Order, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Offer, the Merger and any other transactions contemplated herein.

ARTICLE 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation.

(a) During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Entities to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Entities’ Representatives, personnel, properties, assets and to all existing books, Contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Entities; and (b) furnish promptly to Parent and Parent’s and its Subsidiaries’ Representatives such copies of the existing books, contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Entities, and with such additional financial, operating and other data and information regarding the Acquired Entities’ business, properties, prospects and personnel, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company, and in such a manner as to not to interfere unreasonably with the normal operation of the business of the Company. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct the applicable Representatives of Parent to comply with, all of its confidentiality and non-use obligations under the Confidentiality Agreement dated February 29, 2015, between the

Company and Telefonaktiebolaget LM Ericsson (publ) (the “Confidentiality Agreement”). In addition, subject to applicable Law, during the Pre-Closing Period, the parties shall coordinate with each other and the other’s Representatives with respect to communications with Company Associates and customers and vendors of the Company regarding post-Closing transition, integration and related matters; provided, however, that any such communications shall be conducted in such a manner as to not interfere with the normal operation of the business of the Company.

(b) Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable judgment after consultation with outside legal counsel, (i) jeopardize any attorney client or other legal privilege (provided, that the Company will nonetheless provide Parent and the applicable Representatives of Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses so long as such privilege will not be jeopardized thereby) or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which the Company or its Affiliates is a party (provided, that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure). The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (w) as required or otherwise expressly contemplated under this Agreement, (x) with the written consent of Parent, (y) required by applicable Law or (z) as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall ensure that each of the Acquired Entities conducts its business and operations in the ordinary course, consistent with past practices and the Company shall use its commercially reasonable efforts to: (A) preserve intact its business organization and material assets, (B) keep available the services of its officers and employees, (C) maintain in effect all of its Governmental Authorizations and (D) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors, strategic partners, logistics providers, customs brokers, payment processors/providers and others having material business relationships with the Company.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except (w) as required or otherwise expressly contemplated under this Agreement, (x) with the written consent of Parent, (y) as required by applicable Law or (z) as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall not, and shall not permit any of the other Acquired Entities to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of the Company’s capital stock, or repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock or options, warrants, convertible or exchangeable securities, restricted stock units, stock based performance units or other rights to acquire any such shares of capital stock, other than dividends or distributions solely between or among any of the wholly owned Acquired Entities to the extent consistent with past practices, and other acquisitions of Shares in satisfaction by holders of Company Options, Company RSUs, Company SPR Shares or Company CSPA Shares of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(ii) sell, issue, deliver, grant, authorize the issuance or grant of (A) any capital stock or other security of the Company, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit, or right to acquire any capital stock or other security of the Company, (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or (D) equity awards denominated in shares of the Company’s capital stock (including any Company Options, Company RSUs, Company SPR Shares or Company CSPA Shares or other rights to acquire such shares or any other rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock) other than the issuance of Shares upon the exercise of Company Options or pursuant to the terms of Company RSUs that are outstanding on the date of this Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement;

(iii) split, combine or reclassify its outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock of any of the Acquired Entities or any securities convertible into or exchangeable for such capital stock;

(iv) except to the extent required pursuant to an Employee Plan as in effect on the date of this Agreement that is set forth in Section 5.2(b)(iv) of the Company Disclosure Letter, (A) enter into, establish, adopt, modify, amend or terminate any Employee Plan (or any plan that would constitute an Employee Plan had it been in effect as of the date of this Agreement), (B) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any Employee Plan, (C) increase in any manner the compensation or benefits of any Company Associate, or grant any type of compensation or benefit to any Company Associate not previously receiving or entitled to receive such compensation or benefit, (D) hire, elect or appoint any individual, except other than into those positions set forth on Schedule 5.2(b)(iv)(D), (E) terminate the employment of any individual, other than due to such individual’s death, disability, failure to perform or for cause (each as determined by the Company or any other Acquired Entity in its reasonable discretion in the ordinary course of business consistent with past practice), or (F) issue or forgive any loans to any Company Associate (other than routine travel advances or similar business expense advances issued in the ordinary course of business consistent with past practice and the use of Acquired Entity credit cards in accordance with the Acquired Entity’s policy);

provided, however, that clauses (A) and (C) shall not limit the Company’s or any other Acquired Entity’s ability to make compensation and benefits (other than severance benefits and equity-based incentive compensation) available to employees hired in accordance with clause (D), in each case, in the ordinary course of business consistent with past practice that are comparable to the compensation and benefits (other than severance benefits and equity-based incentive compensation) provided to similarly situated employees of the Company or the applicable Acquired Entity;

(v) amend, modify, waive any provision of or permit the adoption of any amendment to the Company Charter Documents or the charter, bylaw or comparable organizational documents of any Acquired Entity;

(vi) (A) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person or otherwise), any other Person, other than to or in (x) the Company or any Company Subsidiary or (y) extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(vii) except for capital expenditures in the ordinary course of business not to exceed (1) $750,000 in the aggregate and (2) $10,000 in any individual instance or in the case of sales demonstration equipment and related capital expenditures not to exceed $75,000 in any individual instance; make any capital expenditures without Parent’s consent, such consent not to be unreasonably withheld, conditioned or delayed;

(viii) acquire, lease, license or sublicense any right or other asset, including Intellectual Property, from any other Person or sell or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Encumbrance (other than a Permitted Encumbrance), or lease, license or sublicense, any right or other asset, including Intellectual Property, to any other Person (other than dispositions of inventory and non-exclusive licenses of Intellectual Property in the ordinary course of business and consistent with past practices), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any right, property or asset, including Intellectual Property, other than, solely with respect to assets other than Intellectual Property, pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $50,000 individually or $100,000 in the aggregate;

(ix) except to the extent required by applicable Law or consistent with past practice in the case of any election or amended Tax Return, make or change any material Tax election, change any annual Tax accounting period, change or consent to any material change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, settle any material Tax liability, request any material Tax ruling, or waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment;

(x) change any of its methods of accounting or accounting practices unless required by GAAP or applicable Law, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(xi) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, or modify or amend, waive or exercise any material right or remedy under or terminate any Material Contract or any Contract that, if existing on the date hereof, would have been a Material Contract, in each case except for customer or supplier purchase orders (but not, for the avoidance of doubt, any master purchase agreements, master supply agreements or any similar agreements) entered into in the ordinary course of business consistent with past practice;

(xii) commence, settle or compromise any Proceeding or liability, except for settlements or compromises that (A) involve monetary remedies with a value not in excess of $75,000, with respect to any Proceeding or liability, or $150,000 in the aggregate, (B) do not grant to any third party rights to any material Company Intellectual Property or impose any restriction on the right of the Acquired Entities to use or register any Intellectual Property or (C) do not impose any restriction or obligation (other than the payment of money) on the businesses of the Acquired Entities or any of their affiliates;

(xiii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(xiv) enter into any new line of business;

(xv) amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any Governmental Authorizations of the Acquired Entities;

(xvi) (A) cancel or permit to lapse any Owned Intellectual Property that is registered, issued or subject to a pending application or (B) disclose to any third party, other than Representatives of Parent or under a confidentiality agreement, any Confidential Information constituting Company Intellectual Property in a way that results in loss of intellectual property protection for such Confidential Information;

(xvii) form, create, establish, enter into or acquire an interest in any new subsidiary, joint venture or similar entity;

(xviii) cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any insurance policy material to the Acquired Entities, taken as a whole;

(xix) enter into any long-term real property lease or extend any existing real property lease for a term of more than one-year;

(xx) enter into, modify or terminate any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements; or

(xxi) authorize, agree or commit to take any of the foregoing actions described in clauses (i) through (xx) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Entities prior to the Offer Acceptance Time.

5.3 No Solicitation.

(a) Subject to Section 5.4(b) and except as permitted by this Section 5.3, until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1:

(i) the Company shall not, and shall cause its Affiliates (solely for purposes of Section 5.3, “Affiliates” shall include only Subsidiaries and the stockholders who execute a Support Agreement as of the date hereof) and its and their respective Representatives not to, and the Company shall not publicly propose to, directly or indirectly (other than with respect to Parent and Purchaser), (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries with respect to or in connection with or with the purpose of knowingly encouraging or knowingly facilitating, an Acquisition Proposal, or (C) enter into any letter of intent, agreement, contract, commitment, agreement in principle or any other arrangement or understanding with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (any of the foregoing, a “Company Acquisition Agreement”) or enter into any agreement, contract, commitment, arrangement or understanding requiring the Company to, or contemplating that the Company will, abandon, terminate or fail to consummate the transactions contemplated by this Agreement;

(ii) the Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and terminate any existing solicitation, discussion or negotiation with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal; and

(iii) the Company shall request the prompt return or destruction of all confidential information previously furnished to any Person within the last 12 months for the purposes of evaluating a possible Acquisition Proposal and terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal.

Any violation of the restrictions in this Section 5.3 by any of the Company’s Affiliates or any of its or their respective Representatives shall be a breach of this Section 5.3 by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time prior to the Offer Acceptance Time, (i) the Company receives a bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a breach of Section 5.3, and (iii) the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that (x) such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) the failure to do the following would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law, then the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries, and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that the Company (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (2) the Company also provides Parent, prior to the time any such information or data is provided or made available to such Third Party, any non-public information or access furnished or afforded to such Third Party that was not previously furnished or afforded to Parent. The Company shall notify Parent prior to furnishing any non-public information, providing access to its businesses, properties, assets and personnel and/or entering into any discussions or negotiations as provided in this Section 5.3(b). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may, prior to the Offer Acceptance Time, following the receipt of an Acquisition Proposal from a Third Party that did not result from a breach of Section 5.3, contact such Third Party solely to refer them to the terms of this Section 5.3.

(c) From and after the date of this Agreement, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent of any Acquisition Proposal, or any request for information or inquiry that could reasonably be expected to lead to or contemplates an Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal, request or inquiry (or, if oral, the material terms and conditions of such Acquisition Proposal, request or inquiry) (including in each case any subsequent material amendments or other material modifications thereto) and (ii) the identity of the Third Party making such Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, the Company (or its outside counsel) shall (A) on a daily basis at mutually agreeable times, advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and any other matters identified with reasonable specificity by Parent (or its outside counsel) and the material details (including amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry and (B) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and written and electronic communications (other than any immaterial documents or communications) relating to any such Acquisition Proposal (including the financing thereof), request or inquiry exchanged between the Company, any of its Affiliates or any of its or their respective Representatives, on the one hand, and the Third Party making such Acquisition Proposal, any of its Affiliates or any of its or their respective Representatives, on the other hand. The Company agrees that it and its Affiliates will not enter into any agreement with any Person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d) The Company shall not, and shall cause its Affiliates not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under, (A) any standstill provision or similar provision with respect to any capital stock of the Company or any of its Subsidiaries in any agreement to which the Company or any of its Affiliates is a party or (B) any confidentiality provision in any agreement to which the Company or any of its Affiliates is a party, provided that this clause (B) shall not prohibit any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a possible Acquisition Proposal. The Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement.

(e) Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company or any committee thereof, after consultation with outside legal counsel, the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act that includes an express reaffirmation of the Company Board

Recommendation; provided that this Section 5.3(e) shall not permit the Board of Directors of the Company to make an Adverse Change Recommendation except to the extent permitted by Section 5.4(b) or Section 5.4(c) and any Adverse Change Recommendation will be subject to the terms and conditions of this Agreement.

5.4 Company Recommendation.

(a) None of the Company, the Board of Directors of the Company or any committee thereof shall (i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, adversely qualify or modify (or resolve, determine or publicly propose to do any of the foregoing) the Company Board Recommendation, (ii) following the date any Acquisition Proposal (or any material modification thereto) is made or commenced, or an intention to make or commence any Acquisition Proposal (or any material modification thereto) is publicly proposed or announced, fail to reaffirm (publicly, if so requested) the Company Board Recommendation, within three business days after a request by Parent to do so (or, if earlier, by the second business day prior to the then-scheduled Expiration Date of the Offer), (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser or any of their Affiliates) for the Shares within ten (10) business days after the commencement of such offer, (iv) adopt, approve, recommend, submit to the vote of securityholders or declare advisable any Acquisition Proposal or the entry into any Company Acquisition Agreement (or resolve, determine or publicly propose to do any of the foregoing) or (v) approve any transaction under, or any transaction resulting in any Third Party becoming an “interested stockholder” under, Section 203 of the DGCL (or resolve, determine or publicly propose to do any of the foregoing) (any action described in clauses (i) through (v) being referred to as an “Adverse Change Recommendation”), except as expressly permitted by this Section 5.4.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, the Board of Directors of the Company may make an Adverse Change Recommendation or, subject to the substantially concurrent payment of the Termination Fee in accordance with Section 8.3, terminate this Agreement pursuant to Section 8.1(e) to enter into a definitive agreement in the event of a Superior Proposal (a “Specified Acquisition Agreement”), if and only if:

(i) such Superior Proposal did not result from a breach of Section 5.3;

(ii) the Company has complied in all material respects with its obligations under Sections 5.3 and 5.4;

(iii) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law;

(iv) Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement at least four (4) business days prior to making any Adverse Change Recommendation or terminating this Agreement to enter into a Specified Acquisition Agreement (a “Change of Recommendation Notice”), which Change of Recommendation Notice shall not, in and of itself, constitute an Adverse Change Recommendation; and

(v) the Company shall comply with clauses (A) through (E) (as applicable) as follows: (A) prior to giving effect to clauses (B) through (E), the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (B) the Company shall have complied with Section 5.3(c) with respect to such Acquisition Proposal and shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal, the most current version of the proposed agreement under which such Acquisition Proposal is proposed, and the identity of the Person making such Acquisition Proposal; (C) the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent Parent desires to negotiate, during the four (4) business day period provided in the foregoing clause (iii) of this Section 5.4(b) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal; (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and the Company’s financial advisor, the Board of Directors of the Company shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law; and (E) if the Company intends to terminate this Agreement to enter into a Specified Acquisition Agreement, the Company complies with Section 8.1(e) and Section 8.3(b).

For the avoidance of doubt, the provisions of this Section 5.4(b) shall also apply to any material amendment to any Acquisition Proposal (in which case such amendment shall require a new Change of Recommendation Notice and the Company shall be required to comply again with the provisions of this Section 5.4(b) except that any reference to four (4) business days shall instead be two (2) business days) or any successive Acquisition Proposals.

(c) Notwithstanding anything to the contrary herein, at any time prior to the Offer Acceptance Time, the Board of Directors of the Company may make an Adverse Change Recommendation with respect to an Intervening Event, if and only if:

(i) the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law;

(ii) Parent shall have received from the Company a Change of Recommendation Notice at least four (4) business days prior to making any Adverse Change of Recommendation, describing the Intervening Event in reasonable detail (including the underlying facts giving rise thereto and the reasons for such Adverse Change of Recommendation), which Change of Recommendation Notice shall not, in and of itself, constitute an Adverse Change Recommendation;

(iii) during the four (4) business day period provided in the foregoing clause (ii), the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent Parent desires to negotiate, with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and

(iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Board of Directors of the Company shall have determined in good faith that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law.

The provisions of this Section 5.4(c) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Change of Recommendation Notice and the Company shall be required to comply again with the provisions of this Section 5.4(c), except that any reference to four (4) business days shall instead be two (2) business days.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Filings and Approvals.

(a) Without limiting the generality of anything contained in this Section 6.1, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Body, including without limitation under the Antitrust Laws, in order to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) (x) promptly, but in no event later than nine business days following the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act and in no event later than nine business days following the date hereof, file any and all notices, reports and other documents required to be filed by such party under any other applicable Antitrust Laws (to the extent required) with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, and (y) use reasonable best efforts to promptly cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC under the HSR Act or by any other Governmental Body in connection with the Offer, the Merger and the other transactions contemplated by this Agreement, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Offer, the Merger and the other transactions contemplated by this Agreement; and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Offer, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, (I) the parties agree that it is Parent’s sole right to devise and implement the strategy for all filings, submissions, notifications and communications subject to this Section 6.1 and direct all matters with any Governmental Body consistent with Parent’s obligations hereunder and (II) Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.1 as “Counsel Only Material”, which such material and the information contained therein shall be given only to the in house and outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c) Without limiting the generality of anything contained in this Section 6.1, but subject to Parent’s rights under clause (I) of the preceding paragraph (a), each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Offer, the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications, provided that Parent shall control any decisions and determine whether to pull and re-file any notice under any applicable Antitrust Laws. Subject to applicable Law, in advance and to the extent practicable, each of Parent or Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Body or by any applicable Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Offer, the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) Notwithstanding anything to the contrary set forth in this Agreement, with respect to the matters set forth in this Section 6.1, (x) none of Parent, Purchaser or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the assets or business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of assets or business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Purchaser or any of their respective Subsidiaries (any of the foregoing, a “Burdensome Condition”); (y) the Company and its Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company or its Subsidiaries only in the event the Closing occurs; and (z) subject to the obligations of Parent set forth in this Section 6.1, the Company and its Subsidiaries shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent and, if requested by Parent, subject to clause (y), the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order.

(e) Notwithstanding anything else contained in this Agreement, during the term of this Agreement, neither the Company nor any of its Affiliates or any of their respective representatives shall cooperate with any Third Party to obtain any governmental approvals or clearances (including under any Antitrust Law) with respect to any Acquisition Proposal.

(f) No party hereto shall take any action that is intended to or would reasonably be expected to adversely affect or materially delay its ability or the ability of any other party hereto to perform its covenants and agreements under this Agreement or to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

(g) Parent shall pay all of the filing fees payable pursuant to any Antitrust Laws.

6.2 Employee Benefits.

(a) For a period commencing upon the Effective Time and continuing through the first anniversary of the Effective Time, Parent shall, or shall cause its Subsidiaries to, provide to each Company Associate who continues to be employed by Parent or its Subsidiaries following the Effective Time (the “Continuing Employees”) compensation and benefits (other than severance benefits, equity-based compensation and retention benefits) that are at least substantially comparable in the aggregate to the compensation and benefits (other than severance benefits, equity-based compensation and retention benefits) provided to such Continuing Employees immediately prior to the Effective Time.

(b) If requested by Parent at least seven (7) business days prior to the Effective Time, the Acquired Entities shall terminate any and all U.S. Employee Plans intended to qualify under Section 401(k) of the Code (the “401(k) Plan(s)”), effective not later than the business day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Acquired Entities shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors not later than two (2) business days immediately preceding the Effective Time.

(c) For all purposes under the employee benefit plans of Parent, the Company or any of their Affiliates providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under the corresponding Employee Plan, except (x) for purposes of benefit accrual under defined benefit plans, (y) for any purpose where service credit for the applicable period is not provided to participants generally, and (z) to the extent such credit would result in a duplication of accrual of benefits. In addition, and subject to applicable Law, (i) Parent shall use its commercially reasonable efforts to cause each Continuing Employee immediately to be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Employee Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical and dental benefits to any Continuing Employee, Parent shall use its commercially reasonable efforts to cause (or to cause any third-party insurance carriers to cause) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Employee Plan, and shall cause the Surviving Corporation and its Subsidiaries to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan.

(d) Nothing in this Section 6.2 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any Employee Plan, (ii) prevent Parent from amending or terminating any of its employee benefit plans in accordance with their terms and applicable Law, (iii) create a right in any Company Associate to employment with Parent, its Subsidiaries, the Surviving Corporation or any other Subsidiary of the Surviving Corporation, and the employment of each Continuing Employee shall be “at will” employment (except as limited by applicable Law), or (iv) create any third-party beneficiary rights in any employee of the Acquired Entities or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Company or under any benefit plan which Parent, any Acquired Entity or the Surviving Corporation may maintain.

6.3 Indemnification of Officers and Directors.

(a) From and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to fulfill and honor the obligations of the Company and each of its Subsidiaries to their respective present and former directors and officers (the “Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary listed on Section 6.3(c) of the Company Disclosure Letter and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the date of this Agreement with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b) For six (6) years after the Effective Time, Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain officers’ and directors’ liability, employment practices liability and fiduciary liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered by the Company’s officers’ and directors’ liability, employment practices liability and fiduciary liability insurance policies as of the date hereof on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.3(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the aggregate annual premium paid by the Company in its last full fiscal year prior to the date of this Agreement that is set forth on Section 6.3(a) of the Company Disclosure Letter (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(c) The provisions of this Section 6.3 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.3 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies shall be third party beneficiaries of this Section 6.3).

6.4 Stockholder Litigation. The Company shall provide Parent with prompt notice of any Stockholder Litigation brought, asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company or any of its Subsidiaries, the Board of Directors of the Company or any of its Subsidiaries, any committee thereof and/or any of the Company’s directors or officers relating to the Offer, the Merger, this Agreement or any of the transactions contemplated by this Agreement, and shall keep Parent informed on a reasonably prompt basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the Parent’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

6.5 Disclosure. Each of the Parent and the Company shall prepare their own press release with respect to the execution of this Agreement, subject to the reasonable review and comment of the other party. Thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other transactions contemplated by this Agreement and shall not issue any such press release or public statement without the other party’s written consent, which shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing: (a) each of the Company and Parent may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); (b) each of the Company and Parent may, without the prior consent of the other party but subject to giving advance notice to the other party, issue any such press release or make any such public announcement or statement as may be required by Law (including the stock exchange rules); and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made with respect to any Adverse Change Recommendation.

6.6 Takeover Laws; Advice of Changes.

(a) The Company shall not take any action which would cause any Takeover Law (or, in the case of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL) to become applicable to this Agreement or any of the transactions contemplated hereby. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby after the date of this Agreement, the Company shall use commercially reasonable efforts to take such actions to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

(b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (y) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Offer, the Merger or any other transaction contemplated herein, or (ii) is reasonably likely to result in any of the conditions set forth in Article 7 or in Annex I not being able to be satisfied prior to the End Date.

6.7 Section 16 Matters. Promptly after the date hereof and prior to the Expiration Date, the Company shall take all such steps as may be required to cause any dispositions of Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.8 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.9 Transfer Taxes. Except as otherwise set forth in Section 2.7(b) or otherwise in this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid by either Purchaser or the Surviving Corporation, and the Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

6.10 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each Employee Plan and Company Employment Agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.11 Termination of Agreement. Promptly after the date hereof, the Company shall provide Cable Television Laboratories, Inc. (“CableLabs”) with notice of its intent to terminate, and the Company shall terminate, effective as of the Offer Acceptance Time, the CableLabs Contribution and License Agreement, dated May 9, 2012, by and between CableLabs and the Company (the “CableLabs Agreement”) pursuant to Section 9.3 of the CableLabs Agreement, including all ongoing obligations of the Company and its Affiliates under the CableLabs Agreement and the Intellectual Property Rights Policy attached thereto which are terminable under Section 9.3 of the CableLabs Agreement.

ARTICLE 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing, restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there shall not be any applicable Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Offer Acceptance Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company by written notice to the other if (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order permanently restraining, enjoining or otherwise prohibiting the making or consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or (ii) if there shall be any applicable Law making consummation of the Offer, the Merger or the other transactions contemplated by this Agreement illegal;

(c) by Parent by written notice to the Company if prior to the Offer Acceptance Time: (i) the Board of Directors of the Company shall have effected an Adverse Change Recommendation or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Board of Directors of the Company fails to, in a Solicitation/Recommendation Statement on Schedule 14D-9, recommend rejection of such tender offer or exchange offer and reaffirm the Company Board Recommendation within ten (10) business days of the commencement of such tender offer or exchange offer;

(d) by either the Company or Parent by written notice if the Offer Acceptance Time shall not have occurred by the End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party whose breach of any covenant or agreement set forth in this Agreement has been the principal cause of, or resulted in, the failure of the Offer Acceptance Time to have occurred on or before the End Date;

(e) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time in order to accept a Superior Proposal and enter into a Specified Acquisition Agreement relating to such Superior Proposal, if (i) such Superior Proposal shall not have resulted from any breach of Section 5.3, (ii) the Company has complied with its obligations under Section 5.3 and Section 5.4 and the Board of Directors of the Company, after satisfying all of the applicable requirements set forth in Section 5.4(b), shall have authorized the Company to enter into a Specified Acquisition Agreement and (iii) the Company enters into the Specified Acquisition Agreement substantially concurrently with the termination of this Agreement and pays the Termination Fee as provided in Section 8.3(b) substantially concurrently with the termination of this Agreement;

(f) by Parent by written notice to the Company at any time prior to the Offer Acceptance Time if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in clauses (2)(c), (d) or (e) of Annex I to occur; provided, however, that, for purposes of this Section 8.1(f), if such a breach is curable by the Company within the earlier of the End Date and twenty (20) business days of the date Parent gives the Company notice of such breach and the Company is continuing to use its reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period; provided further, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.1(g); or

(g) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach in any respect of any representation or warranty or failure to perform in any respect any covenant or obligation contained in this Agreement on the part of Parent shall have occurred, in each case if such breach or failure has had or could reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other transaction contemplated herein; provided, however, that, for purposes of this Section 8.1(g), if such a breach is curable by Parent within the earlier of the End Date and twenty (20) business days of the date the Company gives Parent notice of such breach and Parent is continuing to use its reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such twenty (20) business day period; provided further, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.1(f).

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party (or any Representative or stockholders of such party) to each other party hereto; provided, however, that the provisions of Section 1.1(g), the last sentence of Section 1.2(c), this Section 8.2, the penultimate sentence of Section 5.1(a), Section 8.3 and Article 9 shall survive any termination hereof pursuant to Section 8.1. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Purchaser or the Company shall be relieved or released from any liabilities or damages arising out of any Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith or any fraud. The Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

8.3 Expenses; Termination Fee.

(a) All fees and expenses incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated herein shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated pursuant to Section 8.1(c),

(ii) this Agreement is terminated pursuant to Section 8.1(e), or

(iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or by Parent pursuant to Section 8.1(f), (B) after the date of this Agreement and at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been made or commenced, or an intention to make or commence any Acquisition Proposal shall have been publicly proposed or announced, and (C) the Company consummates any Acquisition Proposal within twelve (12) months after such termination or the Company enters into a definitive agreement within twelve (12) months after such termination to effect any Acquisition Proposal that is subsequently consummated (provided that, for purposes of this Section 8.3(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%).

then the Company shall pay Parent a fee in an amount equal to four million seven hundred fifty thousand dollars ($4,750,000) (the “Termination Fee”) by wire transfer of same-day funds (x) in the case of Section 8.3(b)(i), within two (2) business days after such termination, (y) in the case of Section 8.3(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.1(e), and (z) in the case of the Section 8.3(b)(iii), within two (2) business days after the date of the consummation of the transactions contemplated by such Acquisition Proposal; provided that the Termination Fee payable in the case of Section 8.3(b)(iii) shall be reduced by the Expenses Amount to the extent previously paid pursuant to Section 8.3(c). For the avoidance of doubt, any payment made by the Company under this Section 8.3(b) shall be payable only once with respect to this Section 8.3(b) and not in duplication even though such payment may be payable under one or more provisions hereof.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent for reasonable expenses actually incurred in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed seven hundred fifty thousand dollars ($750,000) by wire transfer of same-day funds within two (2) business days after such termination (such amount, the “Expenses Amount”).

(d) The Company and Parent acknowledge and agree that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement. In the event that the Company shall fail to pay the Termination Fee or the Expenses Amount when due, the terms “Termination Fee” and “Expenses Amount” shall each be deemed to include the reasonable costs and expenses actually incurred or accrued by the other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3, together with interest on such unpaid Termination Fee and Expenses Amount, commencing on the date that the Termination Fee or such Expenses Amount became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, subject to Section 6.3, this Agreement may be amended with the mutual agreement of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; No Reliance; Counterparts.

(a) This Agreement, the Support Agreements, the Confidentiality Agreement (to the extent consistent with the terms of this Agreement and the Support Agreements) and the Company Disclosure Letter constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b) Each party hereto agrees that, except for the representations and warranties contained in Article 3 (including the Company Disclosure Letter), and Article 4 of this Agreement, and the certificate delivered by the Company to Parent pursuant to paragraph 2(f) of Annex I, neither the Company, Parent or Purchaser makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, each of Parent and Purchaser agrees that none of the Acquired Entities makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any Company Subsidiary or the future business, operations or affairs of the Company or any Company Subsidiary heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any Company Subsidiary or the business, operations or affairs of the Company or any Company Subsidiary, in each case except to the extent expressly covered by a representation and warranty made in this Agreement.

(c) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Law; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. The parties hereto agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery or, if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”). Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 9.8 or in any other manner permitted by Law.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.5(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.5(b) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(b) prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.5(b) or anything set forth in this Section 9.5(b) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6 Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Purchaser) or to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Purchaser, as applicable, of any of its obligations under this Agreement. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.7 Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Section 6.3 which shall inure to the benefit of such Persons benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein.

9.8 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) business day after dispatch by registered or certified mail, (iii) on the next business day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided confirmation of email receipt is obtained), in each case as follows:

if to Parent or Purchaser:

Telefonaktiebolaget LM Ericsson (publ)
Torshamnsgatan 21
SE-164 83 Stockholm
Sweden
Fax: +46-8-18-4085
Attention:	Per Oscarsson
Ted Hermans

and

Ericsson Inc.
6300 Legacy Drive
Plano, TX 75024
Fax: 972-583-1839
Attention: John Moore, Esq.

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Fax: (212) 757-3990
Attention: Jeffrey D. Marell, Esq. if to the Company:

Envivio, Inc.
535 Mission St., 27th Floor
San Francisco, California 94105
Fax: (415) 510-3400
Attention: Julien Signès

with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
Fax: (650) 233-4545
Attention: James J. Masetti, Esq.

9.9 Cooperation. The Company agrees to reasonably cooperate with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement, in each case to the extent not inconsistent with any other provision of this Agreement.

9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party.

9.11 Obligation of Parent. Parent shall cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of this Agreement, the Offer, the Merger, and the other transactions contemplated hereby. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under this Agreement and the transactions contemplated hereby at or prior to the Effective Time, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser at or prior to the Effective Time shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to September 10, 2015.

(g) Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns and (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ENVIVIO, INC.

By:	/s/ Julien Signès
	Name:	Julien Signès
	Title:	President and Chief Executive Officer

ERICSSON INC.

By:	/s/ Angel Ruiz
	Name:	Angel Ruiz
	Title:	President

CINDY ACQUISITION CORP.

By:	/s/ John Moore
	Name:	John Moore
	Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A and Annex I):

“2000 Plan” is defined in Section 3.3(c) of the Agreement.

“2010 Plan” is defined in Section 3.3(c) of the Agreement.

“2012 Plan” is defined in Section 3.3(c) of the Agreement.

“401(k) Plan(s)” is defined in Section 6.2(b) of the Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality and other terms (other than standstill restrictions) that are not less favorable to the Company in the aggregate than the confidentiality and other terms (other than standstill restrictions) contained in the Confidentiality Agreement.

“Acquired Entities” shall mean the Company and each of its Subsidiaries, collectively.

“Acquired Entity Returns” is defined in Section 3.15(a) of the Agreement.

“Acquisition Proposal” shall mean any inquiry (in writing or otherwise), offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of (A) assets (including capital stock of Subsidiaries of the Company) representing (i) 15% or more of the consolidated net revenues of the Company and its Subsidiaries immediately prior to such transaction or series of transactions or (ii) 15% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or (B) 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any tender offer (including a self-tender) or exchange offer that, if consummated, would result, directly or indirectly, in any Third Party (or the shareholders thereof) beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or the surviving entity or (iii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, or liquidation, dissolution, recapitalization, extraordinary dividend, other significant corporate reorganization or other similar transaction involving the Company or any of its Subsidiaries, (A) pursuant to which 15% or more of any class of outstanding voting or equity securities of the Company or the resulting entity would be beneficially owned by any Third Party (or the direct or indirect parent entity of such Third Party or the shareholders of such Third Party) or (B) which would result in assets (including capital stock of Subsidiaries of the Company) representing (i) 15% or more of the consolidated net revenues of the Company and its Subsidiaries immediately prior to such transaction or series of transactions or (ii) 15% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, being, directly or indirectly, acquired by or sold to any Third Party.

“Adverse Change Recommendation” is defined in Section 5.4(a) of the Agreement.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Law and Orders issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Balance Sheet” is defined in Section 3.6 of the Agreement.

“Book Entry Share” is defined in Section 2.6(a) of the Agreement.

“Burdensome Condition” is defined in Section 6.1(d) of the Agreement.

“business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

“Certificate” is defined in Section 2.6(a) of the Agreement.

“Change of Recommendation Notice” is defined in Section 5.4(b) of the Agreement.

“Closing” is defined in Section 2.3 of the Agreement.

“Closing Date” is defined in Section 2.3 of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to the Agreement.

“Company Acquisition Agreement” is defined in Section 5.3(a) of the Agreement.

“Company Affiliate Transaction” is defined in Section 3.20 of the Agreement.

“Company Associate” means any current or former director, officer, employee, independent contractor or other service provider of the Company or any Company Subsidiary.

“Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

“Company Charter Documents” shall mean the Company’s amended and restated certificate of incorporation and amended and restated bylaws.

“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

“Company Contract” shall mean any Contract to which any of the Acquired Entities is a party.

“Company CSPAs” shall mean any common stock purchase agreements entered into pursuant to the Company Equity Plans.

“Company CSPA Share” shall mean each outstanding Share issued pursuant to a Company CSPA.

“Company Disclosure Letter” shall mean the disclosure letter that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to or concurrently with the execution of the Agreement.

“Company Employee Agreement” shall mean each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Entities and (b) any Company Associate.

“Company Equity Plans” shall mean the 2000 Plan, the 2010 Plan and the 2012 Plan.

“Company Financial Advisor” is defined in Section 3.26 of the Agreement.

“Company Intellectual Property” shall mean all Intellectual Property used by, held for use by or necessary for use in connection with the operation of the Acquired Entities’ business as currently conducted.

“Company Options” shall mean all options to purchase shares of Company Common Stock issued pursuant to the Company Equity Plans.

“Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

“Company Registered IP” is defined in Section 3.8(a) of the Agreement.

“Company RSUs” shall mean any restricted stock units of the Company issued pursuant to the Company Equity Plans.

“Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

“Company SPRs” shall mean any stock purchase rights of the Company granted pursuant to the Company Equity Plans.

“Company SPR Share” shall mean each outstanding Share issued pursuant to a Company SPR.

“Company Software” shall mean all material Owned Software and all other material Software used by the Acquired Entities in a Company product.

“Compensation Committee” is defined in Section 6.10 of the Agreement.

“Confidential Information” shall mean any confidential information or compilation of information relating to the Acquired Entities’ business’s procedures, techniques, methods, concepts, ideas, affairs, products, processes or services, including Source Code, information relating to distribution, marketing, merchandising, selling, research, development, manufacturing, purchasing, accounting, engineering, financing, costs, pricing and pricing strategies and methods, customers, suppliers, creditors, employees, contractors, agents, consultants, plans, billing, needs of customers and products and services used by customers, all lists of suppliers, distributors and customers and their addresses, prospects, sales calls, products, services, prices and the like, as well as any specifications, formulas, plans, drawings, accounts or sales records, sales brochures, catalogs, code books, manuals, trade secrets, knowledge, know-how, operating costs, sales margins, methods of operations, invoices or statements and the like.

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Continuing Employees” is defined in Section 6.2 of the Agreement.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license (or sublicense), sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind, including all amendments, supplements or modifications thereto.

“Covered Securityholders” is defined in Section 3.29 of the Agreement.

“Current Premium” is defined in Section 6.3(a) of the Agreement.

“Delaware Courts” is defined in Section 9.5(a) of the Agreement.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.8 of the Agreement.

“Dissenting Stockholders” is defined in Section 2.6(a) of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DOL” is defined in Section 3.16(a) of the Agreement.

“EDGAR” is defined in Section 3.4(f) of the Agreement.

“Effective Time” is defined in Section 2.3 of the Agreement.

“Employee Plan” shall mean any employment, salary, change in control, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, vacation or paid-time off, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, program, policy or arrangement, in each case whether written or unwritten, including any Company Employee Agreement and any “employee benefit plan” (within the meaning of Section 3(3) of the ERISA, whether or not subject to ERISA), that is (i) sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Entities for the benefit of any Company Associate or (ii) with respect to which any Acquired Entity could reasonably be expected to have liability.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, lease, sublease, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall mean December 31, 2015.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law or any agreement with any Governmental Body or other Person, relating to human health and safety, the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all Governmental Bodies relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“Excluded Shares” is defined in Section 2.6(a) of the Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any employers, whether or not incorporated, that would be treated together with any Acquired Entity as a single employer within the meaning of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses Amount” is defined in Section 8.3(c) of the Agreement.

“Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Fairness Opinion” is defined in Section 3.26 of the Agreement.

“French Subsidiary” means Envivio France S.A.R.L.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of the Agreement.

“Governmental Authorization” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Body, or of which such Person has the benefit under any applicable Law.

“Governmental Body” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, taxing authority or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Initial Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Insurance Policies” is defined in Section 3.19 of the Agreement.

“Intellectual Property” shall mean any and all worldwide rights in, arising out of, or associated with: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, utility models, and patent applications, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof; (ii) trademarks, service marks, trade dress, logos, trade names, assumed names and corporate names, social media accounts and identifiers, Internet domain names, Internet addresses and web sites, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, including all Software; (iv) Confidential Information and other proprietary business information; (v) rights in any data or database, including any collection of information or data (whether in machine-readable form or otherwise); and (vi) copies of tangible embodiments thereof (in whatever form or medium).

“International Employee Plan” is defined in Section 3.16(a) of the Agreement.

“Intervening Event” shall mean any material fact, event, change, development or circumstance that is not known or reasonably foreseeable by the Board of Directors of the Company as of the date hereof; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal, or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

“IP Licenses” is defined in Section 3.8(c) of the Agreement.

“IRS” shall mean the Internal Revenue Service.

“IT Systems” means all Software, computers, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third-party software or systems) owned, licensed, leased or otherwise used by any Acquired Entity.

“knowledge” means knowledge, after reasonable inquiry, of each of the individuals identified in Section 1.1 of the Company Disclosure Letter.

“Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lease Agreement” is defined in Section 3.7(b) of the Agreement.

“Leased Real Property” is defined in Section 3.7(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Material Adverse Effect” means any change, event, occurrence or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on (i) the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, excluding, with respect to clause (i) only, any such adverse effect resulting from or arising out of: (A) the announcement of the Offer or the Merger; (B) the identity of Parent or any of its Affiliates as the acquirer of the Company, provided that clauses (A) and (B) shall not apply for purposes of the representations and warranties set forth in Section 3.25 or the conditions set forth in paragraph 2(d) of Annex I to the extent relating to the representations and warranties set forth in Section 3.25; (C) general economic, financial market or political conditions; (D) general conditions in the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (E) any changes (after the date hereof) in GAAP or applicable Law (or interpretations thereof); (F) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; (G) any failure by the Company to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Material Adverse Effect has occurred); or (H) the taking of any specific action, or refraining from taking any specific action, in each case at the request of Parent following the date hereof and not otherwise expressly required in this Agreement; provided, further, in the case of clauses (C), (D), (E) and (F) such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Acquired Entities operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Material Contract” is defined in Section 3.9(b) of the Agreement.

“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.6(a) of the Agreement.

“Minimum Condition” is defined in Section (l) of Annex I to the Agreement.

“NASDAQ” is defined in Section 1.1(e) of the Agreement.

“New Plans” is defined in Section 6.2(c) of the Agreement.

“OFAC” shall mean the Office of Foreign Assets Control, within the U.S. Department of Treasury.

“Off-the-Shelf Software” shall mean off-the-shelf Software, as such term is commonly understood, that is commercially available on a non-exclusive, retail basis for less than (i) $2,500 per seat for a per seat license, or (ii) $35,000 for an enterprise license.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 1.1(b) of the Agreement.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(h) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

“Old Plans” is defined in Section 6.2(c) of the Agreement.

“Open Source Software” shall mean any Software whose source code is made available under a license that permits recipients to reverse engineer, copy, modify and/or distribute such source code without payment of fees or royalties or that does or may require disclosure or licensing of any such Software or other Intellectual Property owned or used by any Acquired Entity, including, but not limited to, any “copyleft” license, the GNU General Public License and the GNU Lesser General Public License. For purposes of this definition, any computer software program available under a license certified by opensource.org and listed on its website shall be considered Open Source Software.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body or arbitrator that is binding upon or applicable to such Person or its property.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Acquired Entity.

“Owned Software” means all Software owned or purported to be owned by any Acquired Entity.

“Parent” is defined in the preamble to the Agreement.

“Paying Agent” is defined in Section 2.7(a) of the Agreement.

“Payment Fund” is defined in Section 2.7(a) of the Agreement.

“Permitted Encumbrance” shall mean (i) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and as to which adequate reserves have been set aside in accordance with GAAP and (ii) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” shall mean the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1.

“Prohibited Person” shall mean (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country with respect to which the United States or any jurisdiction in which any Acquired Entity is operating, located or incorporated or organized administers or imposes economic or trade sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iv) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Governmental Body either within or outside the U.S. with whom it is illegal to conduct business pursuant to applicable Law.

“Purchaser” is defined in the preamble to the Agreement.

“Registered IP” shall mean all Intellectual Property that is registered, issued, filed or applied for under the authority of any Governmental Body and all Internet domain names.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Representatives” shall mean with respect to any Person, the officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, professional advisors and other representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

“Schedule 14D-9” is defined in Section 1.2(b) of the Agreement.

“Schedule TO” is defined in Section 1.1(h) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Software” shall mean, as they exist anywhere in the world, computer software, firmware, microcode, operating system, embedded application, or other programs, including all Source Code, object code, specifications, databases, designs and documentation related to such programs, including any help files, comments, logs (including debugging logs), error controls and Q&A files.

“Source Code” shall mean any computer instruction (whether written in a programming language, markup or script) displayed in a human readable form, and including all related annotations and software data exchange specifications, comments, documentation, instructions and procedural information.

“Specified Acquisition Agreement” is defined in Section 5.4(b) of the Agreement.

“Stockholder Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors of the Company, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Offer, the Merger or any related transaction (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Board of Directors of the Company, any member of the Board of Directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body or (b) a majority of the outstanding equity or economic interests of such Entity.

“Superior Proposal” means any bona fide and written Acquisition Proposal that is binding on the Third Party making the Acquisition Proposal that the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), taking into account those matters that the Board of Directors of the Company deems relevant, which shall include all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof and the likelihood and expected timing of consummation, is more favorable to the Company’s stockholders than the Offer or the Merger (taking into account all adjustments to the terms of this Agreement that are offered by Parent pursuant to Section 5.4(b)(v)); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “more than 80%”.

“Support Agreement” is defined in Recital D of the Agreement.

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” shall mean (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations and (b) Section 203 of the DGCL.

“Tax” shall mean (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” shall mean any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Body in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Termination Fee” is defined in Section 8.3(b) of the Agreement.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives (for the avoidance of doubt, any Person executing a Support Agreement in favor of Parent shall not be deemed to be an Affiliate or Representative of Parent).

“Transfer Taxes” is defined in Section 6.10 of the Agreement.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. Employee Plan” is defined in Section 3.16(a) of the Agreement.

“WARN” is defined in Section 3.17(b) of the Agreement.

“Willful Breach” shall mean a material breach that is caused by an action or omission to act where both of the following conditions exist: (a) the action or omission to act was itself deliberate; and (b) such deliberate action or omission to act was taken or omitted to be taken by a Party with knowledge that such act or omission to act would constitute a breach of this Agreement.

Annex I

Conditions Of The Offer

(1) Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (i) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Parent and its controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent not less than one share more than 50% of the sum of (x) the total number of Shares outstanding at the Offer Acceptance Time, plus (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (such condition, the “Minimum Condition”) and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act and any applicable Antitrust Laws of Austria (to the extent required) shall have expired or been terminated.

(2) In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) if at any time on or after the date of the commencement of the Offer and prior to the Expiration Date, any of the following events shall occur and be continuing at the Expiration Date:

(a) the Agreement shall have been terminated in accordance with its terms;

(b) any Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect or there shall be any temporary restraining order, preliminary or permanent injunction or other Order preventing, restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer, the Merger or any of the other transactions contemplated hereby or imposing a Burdensome Condition;

Annex I-1

(c) there shall be pending any Proceeding brought by any Governmental Body seeking to restrain, enjoin, prevent, prohibit or otherwise make illegal the making or consummation of the Offer or the Merger or any of the other transactions contemplated hereby or seeking to impose a Burdensome Condition;

(d) (i) the representations and warranties of the Company set forth in Section 3.5(b) and elsewhere in this Agreement that are qualified by reference to Material Adverse Effect shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect (other than the representations and warranties set forth in Section 3.1(a), the first sentence of Section 3.1(c) solely as it relates to French Subsidiary, Section 3.2, Section 3.3, Section 3.14, Section 3.22, Section 3.23, Section 3.24, Section 3.27, Section 3.30 and Section 3.31) shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); other than for any failures of such representations and warranties of the Company to be so true and correct that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications or exceptions therein), (iii) any representation and warranty of the Company set forth in Section 3.3(a-d and f) shall not have been true and correct as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date), except for any de minimis inaccuracies (for the purpose herein, the de minimis threshold shall be assessed relative to only the amount of consideration payable by Parent and Purchaser in the Offer and the Merger hereunder) and (iv) any representation and warranty of the Company set forth in Section 3.1(a), the first sentence of Section 3.1(c) solely as it relates to French Subsidiary, Section 3.2, Section 3.3(d), Section 3.14, Section 3.22, Section 3.23, Section 3.24, Section 3.27, Section 3.30 and Section 3.31 shall not have been true and correct in any material respect as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications and exceptions contained therein);

(e) (i) the Company shall not have performed or complied in all material respects with the obligations, agreements and covenants required to be performed by it under the Agreement (other than the obligations, agreements and covenants set forth in Section 6.11) or (ii) the Company shall not have performed or complied in all respects with the obligations, agreements and covenants required to be performed by it under Section 6.11 of the Agreement;

Annex I-2

(f) the Company shall not have delivered to Parent dated as of the Expiration Date a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in the foregoing clauses (2)(c) and (2)(d) and the succeeding clause (f) have been satisfied as of immediately prior to the Expiration Date;

(g) there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I-3